Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

VISANT HOLDING CORP,

JARDEN CORPORATION,

VHC MERGER SUB, INC., and

THE STOCKHOLDER REPRESENTATIVES NAMED HEREIN

Dated as of October 13, 2015

i

SCHEDULES

Schedule 1.04	Maximum Closing Indebtedness Amount and Maximum Transaction Fees Amount
Schedule 1.04(b)	First Escrow Amount
Schedule 1.04(c)(iv)(i)	Indebtedness
Schedule 1.04(c)(iv)(ii)	Payoff Indebtedness
Schedule 1.07	October 3, 2015 and October 31, 2015 Working Capital Illustration
Schedule 3.01(a)	Holders of Record
Schedule 3.01(a)(i)	Convertible Securities
Schedule 3.01(a)(ii)	Redemption or Repurchase Obligations
Schedule 3.01(b)	Company Stock Options
Schedule 3.01(c)	Phantom Stock Awards
Schedule 3.02	Subsidiaries
Schedule 3.04	Conflicts
Schedule 3.05	Consents
Schedule 3.07	Litigation
Schedule 3.08	Organization and Authority
Schedule 3.09(a)(i)	Audited Financial Statements of V Sub
Schedule 3.09(a)(ii)	Unaudited Financial Statements of V Sub as at July 4, 2015 and September 5, 2015
Schedule 3.09(a)(iii)	Unaudited Yearly Financial Statements of the Company as at January 3, 2015
Schedule 3.09(a)(iv)	Unaudited Financial Statements of the Company as at July 4, 2015 and September 5, 2015
Schedule 3.09(a)(v)	Unaudited Yearly Financial Statements of the Jostens Division as at January 3, 2015
Schedule 3.09(a)(vi)	Unaudited Financial Statements of the Jostens Division as at July 4, 2015 and September 5, 2015
Schedule 3.09(b)	Exceptions to GAAP
Schedule 3.09(e)	Financial Reporting Internal Controls
Schedule 3.09(h)	September 5, 2015 Working Capital Illustration
Schedule 3.10	Undisclosed Liabilities
Schedule 3.11(a)	Patents and Trademarks
Schedule 3.11(b) and (c)	Intellectual Property Claims and Notices
Schedule 3.11(f)	Data Security and Privacy
Schedule 3.11(g)	Systems
Schedule 3.12(a)	Material Contracts
Schedule 3.13(a)	Employee Plans
Schedule 3.13(b)(i)	Audit, Investigations and Administrative Proceedings
Schedule 3.13(b)(ii)	Pending Determination Letters
Schedule 3.13(c)	Claims or Litigation Regarding Plans
Schedule 3.13(d)	Title IV Plans
Schedule 3.13(e)	Multiemployer Plans and Multiple Employer Plans
Schedule 3.13(f)	Acceleration of Benefits
Schedule 3.13(g)	Retiree Benefits
Schedule 3.14	Absence of Certain Changes

Schedule 3.15	Taxes
Schedule 3.16(a)	Transactions with Affiliates
Schedule 3.16(b)	Affiliate Payments
Schedule 3.17(b)	Environmental Laws
Schedule 3.18(a)	Leased Real Property and Owned Real Property
Schedule 3.19	Labor Relations
Schedule 3.20	Insurance
Schedule 3.21	Significant Customers and Suppliers
Schedule 3.23	Dispositions; Acquisitions
Schedule 3.24	Brokers - Company
Schedule 3.25	Company Indebtedness as of September 5, 2015
Schedule 5.07	Brokers – Parent and Merger Sub
Schedule 6.03	Rep & Warranty Policy
Schedule 6.05(a)	Conduct of Business
Schedule 6.05(b)	Conduct of Business
Schedule 6.05(c)	Conduct of Business
Schedule 6.10	Collective Bargaining Agreements
Schedule 6.12(c)	D&O Indemnity
Schedule 6.17	Termination of Certain Agreements
Schedule 6.19(b)	Termination of Incentive Plans
Schedule 6.20	Disposition
Schedule 7.02(g)	Restrictive Covenant Agreement
Schedule 9.02(a)	Indemnification

EXHIBITS

Form of Company Stockholder Approval	Exhibit A
Form of Letter of Transmittal	Exhibit B
Form of Restrictive Covenant Agreement	Exhibit C

ANNEX

Annex A	Defined Terms

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of October 13, 2015, is made by and among Jarden Corporation, a Delaware corporation (“Parent”), VHC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Visant Holding Corp., a Delaware corporation (the “Company”) and the Stockholder Representatives (as defined herein), solely in their capacity as agents and attorneys-in-fact for the Consideration Recipients (as defined herein).

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement and the merger of Merger Sub with and into the Company with the Company continuing as the surviving corporation (the “Merger”); and

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have (i) determined that this Agreement and the Merger are fair to and in the best interests of their respective stockholders and (ii) declared the advisability of this Agreement.

NOW, THEREFORE in consideration of the mutual covenants and the respective representations and warranties contained herein, the parties hereby agree as follows:

ARTICLE I.	THE MERGER.

1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with this Agreement and the provisions of the Delaware General Corporation Law, as amended (“DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company.

1.02 Effective Time of the Merger. Subject to the terms and conditions of this Agreement, on the Closing Date, the parties shall cause to be filed a properly executed certificate of merger conforming to the requirements of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as is agreed by the parties and set forth in the Certificate of Merger (the “Effective Time”).

1.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the Certificate of Merger, the applicable provisions of the DGCL and as follows:

(a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

(b) The certificate of incorporation of the Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the certificate of incorporation of Merger Sub immediately prior to the Effective Time (except that the name of the Surviving Corporation will remain unchanged). Such amended certificate of incorporation of the Surviving Corporation shall continue in full force and effect until further amended in the manner prescribed by the provisions of the DGCL.

(c) The by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (except that all references to Merger Sub in the by-laws shall be changed to refer to the Surviving Corporation) until amended in accordance with applicable law.

(d) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation and will hold office until their successors are duly elected or appointed and qualify in the manner provided in the certificate of incorporation or by-laws of the Surviving Corporation or as otherwise provided by law, or until their earlier death, resignation or removal. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and will serve until their successors are duly elected or appointed and qualify in the manner provided in the certificate of incorporation or by-laws of the Surviving Corporation or as otherwise provided by law, or until their earlier death, resignation or removal.

(e) The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time all property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become debts, liabilities, obligations and duties of the Surviving Corporation.

1.04 Merger Consideration.

(a) Closing Date Payments. At the Effective Time, by virtue of the Merger and without any further action on the part of any stockholder of the Company, the Company, Parent or Merger Sub:

(i) each share of Common Stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation;

(ii) each share of Class A Common Stock and Class C Common Stock issued and outstanding immediately prior to the Effective Time (including restricted shares but excluding Dissenting Shares, shares held by the Company as treasury stock and shares held by any of the Company’s Subsidiaries) shall be converted into the right to receive an amount in cash equal to (A) the Purchase Price Per Share, plus (B) a pro rata portion of the remaining Escrow Amount, if any, at the time of its distribution in accordance with the allocation pursuant to Section 1.04(b), plus (C) a pro rata portion of the remaining Stockholder Representative Expense Amount, if any, at the time of its distribution in accordance with the allocation pursuant to Section 1.04(b); and

(iii) each share of Class A Common Stock or Class C Common Stock that is owned by (i) the Company as treasury stock, (ii) any wholly-owned Subsidiary of the Company, (iii) Parent, (iv) Merger Sub or (v) any other wholly-owned subsidiary of Parent immediately prior to the Effective Time shall be canceled, retired and shall cease to exist, without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(b) Escrow Amount and Stockholder Representative Expense Amount. Each Consideration Recipient shall be deemed to have contributed such Consideration Recipient’s Percentage Share of the Escrow Amount and Stockholder Representative Expense Amount to the Escrow Account and Stockholder Representatives, respectively, for distribution to the Consideration Recipients in accordance with this Section 1.04(b).

(i) Within five (5) Business Days following the First Escrow Release Date, if and to the extent the remaining First Escrow Amount as of the First Escrow Release Date (after giving effect to the payment of any Transaction Fees Deficiency Amount that may be owed to Parent pursuant to Section 1.04(g)) (the “Aggregate First Escrow Balance”) exceeds the aggregate dollar amount of any unresolved indemnification claims brought pursuant to Section 9.02(a)(iii) or Section 9.02(a)(iv) against the First Escrow Amount and existing as of the First Escrow Release Date (each an “Unresolved Special Indemnification Pending Claim” and collectively, the “Aggregate Special Indemnification Pending Claim Amount”), then the Escrow Agent shall release from the Escrow Account an amount equal to the Aggregate First Escrow Balance minus the Aggregate Special Indemnification Pending Claim Amount and distribute to each Consideration Recipient, by wire transfer of same day funds, such Consideration Recipient’s Percentage Share of such amount. Following the First Escrow Release Date, if an Unresolved Special Indemnification Pending Claim is finally resolved, Parent and the Stockholder Representatives shall jointly execute and deliver to the Escrow Agent, within three (3) Business Days after the final resolution of such Unresolved Special Indemnification Pending Claim, a written notice instructing the Escrow Agent to release from the Escrow Account to each Consideration Recipient an amount determined by multiplying such Consideration Recipient’s Percentage Share by the amount (if any) by which the aggregate remaining First Escrow Amount in the Escrow Account as of the date of resolution of such Unresolved Special Indemnification Pending Claim exceeds the aggregate amount of the contested amounts associated with all other remaining Unresolved Special Indemnification Pending Claims.

(ii) Within five (5) Business Days following the Second Escrow Release Date, if and to the extent the remaining Second Escrow Amount as of the Second Escrow Release Date (the “Aggregate Second Escrow Balance”) exceeds the aggregate dollar amount of any unresolved indemnification claims brought pursuant to Article IX (which, for the avoidance of doubt, shall include any unresolved claims made under the Rep & Warranty Policy which may give rise to a claim for payment under Section 9.01(b) or a claim under Section 9.02(a) in accordance with Section 9.01(b) because it is not a Covered Claim) and existing as of the Second Escrow Release Date (each an “Unresolved Other Pending Claim” and collectively, the “Aggregate Unresolved Other Pending Claim Amount”), then the Escrow Agent shall release from the Escrow Account an amount equal to the Aggregate Second Escrow Balance minus the Aggregate Unresolved Other Pending Claim Amount and distribute to each Consideration Recipient, by wire transfer of same day funds, such Consideration Recipient’s Percentage Share of such amount. Following the Second Escrow Release Date, if an Unresolved Other Pending Claim is finally resolved, Parent and the Stockholder Representatives shall jointly execute and deliver to the Escrow Agent, within three (3) Business Days after the final resolution of such Unresolved Other Pending Claim, a written notice instructing the Escrow Agent to release from the Escrow Account to each Consideration Recipient an amount determined by multiplying such Consideration Recipient’s Percentage Share by the amount (if any) by which the aggregate remaining Escrow Amount in the Escrow Account as of the date of resolution of such Unresolved Other Pending Claim exceeds the aggregate amount of the contested amounts associated with all other remaining Unresolved Other Pending Claims.

(iii) Promptly upon determination by the Stockholder Representatives that all or a portion of the remaining Stockholder Representative Expense Amount is no longer necessary for expenses payable pursuant to Section 10.14(g), the Stockholder Representatives shall distribute to each Consideration Recipient, by wire transfer of same day funds, such Consideration Recipient’s Percentage Share of the then remaining Stockholder Representative Expense Amount. For the avoidance of doubt, the latest date in which the Stockholder Representatives shall distribute to each Consideration Recipient, by wire transfer or same day funds, such Consideration Recipient’s Percentage Share of any remaining Stockholder Representative Expense Amount shall be five (5) Business Days following the date in which all Unresolved Special Indemnification Pending Claims and Unresolved Other Pending Claims have been resolved.

(c) Closing Payments. At the Closing, Parent shall:

(i) pay to holders of Class A Common Stock and Class C Common Stock (including restricted shares but excluding Dissenting Shares, shares held by the Company as treasury stock and shares held by any of its Subsidiaries) an amount equal to the portion of the Purchase Price payable to such stockholders pursuant to Section 1.04(d);

(ii) pay the Escrow Amount to the Escrow Agent for the purpose of securing the indemnification obligations of the Consideration Recipients under Article IX and as the exclusive source of recovery for payment of the Deficiency Amount, if any, payable to Parent, to be held in an escrow account (the “Escrow Account”) in accordance with the terms of the Escrow Agreement;

(iii) pay to such account or accounts of the Stockholder Representatives as the Stockholder Representatives shall designate in writing to Parent not less than five (5) Business Days prior to the Closing Date the Stockholder Expense Amount; and

(iv) pay on behalf of the Company, to such account or accounts as the Company shall indicate in writing to Parent not less than five (5) Business Days prior to the Closing Date (i) the amount payable to each counterparty or holder of Payoff Indebtedness in order to fully discharge such Payoff Indebtedness (subject to contingent obligations to the extent provided in the applicable credit agreement which customarily survive any such discharge); and (ii) the amount payable to each person to which a Transaction Fee is due and payable at Closing in order to fully discharge such Transaction Fees.

(d) Payments; Surrender of Shares. Upon surrender of one or more certificates in valid form representing the shares of Class A Common Stock and Class C Common Stock, duly endorsed in blank or accompanied by duly executed stock powers and a Letter of Transmittal to the Company at least three (3) Business Days prior to the Closing Date, such certificates to be surrendered to Parent on or promptly following the Closing Date, the holder of such certificate shall receive from Parent, the Escrow Agent or the Stockholder Representatives, as applicable, in exchange for each share of Class A Common Stock and Class C Common Stock represented by such certificates, by wire transfer of same day funds (A) on the Closing Date, the Purchase Price Per Share in accordance with Section 1.04(a), (B) a pro rata portion of the remaining Escrow Amount, if any, at the time of its distribution in accordance with allocation pursuant to Section 1.04(b) and (C) a pro rata portion of the remaining Stockholder Representative Expense Amount, if any, at the time of its distribution in accordance with the allocation pursuant to Section 1.04(b). Until so surrendered, each such certificate shall, after the Effective Time, represent for all purposes only the right to receive such consideration as set forth in Section 1.04(a) or to receive payment for Dissenting Shares in accordance with Section 262 of the DGCL. To the extent any certificates are not surrendered on or prior to three (3) Business Days prior to the Closing Date as provided in the first sentence of this Section 1.04(d), then upon surrender of such certificates to Parent, duly endorsed in blank or accompanied by duly executed stock powers and a completed Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such certificate shall be entitled to promptly receive from Parent, the Escrow Agent or the Stockholder Representatives, as applicable, in exchange therefor, by wire transfer of same day funds (A) the Purchase Price Per Share in accordance with Section 1.04(a), (B) a pro rata portion of the remaining Escrow Amount, if any, at the time of its distribution in accordance with the allocation pursuant to Section 1.04(b) and (C) a pro rata portion of the remaining Stockholder Representative Expense Amount, if any, at the time of its distribution in accordance with the allocation pursuant to Section 1.04(b). No interest will be paid or will accrue on any portion of any of the payments to Stockholders described in Section 1.04(a)(ii) and this Section 1.04(d). If any certificate representing shares of Class A Common Stock or Class C Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance provided by the Company, of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, an indemnity agreement against any claim that may be made against it with respect to such certificate, Parent, the Escrow Agent or the Stockholder Representatives, as applicable, will pay to the holder of such lost, stolen or destroyed certificate, in exchange for each share of Class A Common Stock and Class C Common Stock represented thereby, by wire transfer of same day funds (A) the Purchase Price Per Share in accordance with Section 1.04(a), (B) a pro rata portion of the remaining Escrow Amount, if any, at the time of its distribution in accordance with the allocation pursuant to Section 1.04(b) and (C) a pro rata portion of the remaining Stockholder Representative Expense Amount, if any, at the time of its distribution in accordance with the allocation pursuant to Section 1.04(b). All shares of Class A Common Stock and Class C Common Stock that have been converted into the right to receive the consideration described in Section 1.04(a)(ii) and this Section 1.04(d) (and any certificates representing such shares) shall be automatically cancelled and cease to exist and thereafter, holders of such shares of Class A Common Stock or Class C Common Stock shall cease to have any rights with respect to such shares except the right to receive the consideration described in Section 1.04(a)(ii) and this Section 1.04(d). Any portion of cash unclaimed by holders of Class A Common Stock or Class C Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

(e) At the close of business on the date of the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of stock of the Company shall thereafter be made. If, after the Effective Time, certificates representing shares of any Class A Common Stock or Class C Common Stock (in each case, other than Dissenting Shares) are presented to the Surviving Corporation, they shall be cancelled and, as applicable, exchanged for the consideration set forth in this Section 1.04, subject to the arrangements described in Section 1.04(b).

(f) Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, any shares of Class A Common Stock or Class C Common Stock that, as of the Effective Time are or may entitle the holder thereof to appraisal rights under Section 262 of the DGCL shall not be converted into or represent the right to receive a portion of the consideration in accordance with Section 1.04(d), and the holder or holders of such shares shall be entitled to receive payment of the appraised value of such shares (the “Dissenting Shares”) in accordance with the provisions of Section 262 of the DGCL; provided, however, that if the status of any such shares as shares carrying appraisal rights shall not be perfected, or if any such shares shall lose their status as shares carrying appraisal rights, then as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such status, such shares shall automatically be converted into and shall represent only the right to receive the consideration set forth in this Section 1.04, subject, if still applicable, to the arrangements described in Section 1.04(b). The Company shall give Parent (i) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other demands served pursuant to Section 262 of the DGCL received by Company prior to the Effective Time in connection with the Merger and (ii) the opportunity to participate in and control all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer, which consent shall not be unreasonably withheld, conditioned or delayed.

(g) Purchase Price Adjustment.

(i) Within ninety (90) days after the Closing Date, Parent shall deliver to the Stockholder Representatives a statement (the “Closing Statement”) setting forth the Company’s calculation of Closing Indebtedness and Transaction Fees, in each case as of 11:59 PM New York City time on the Business Day immediately prior to the Closing. During the thirty (30) days immediately following the Stockholder Representatives’ receipt of the Closing Statement (the “Closing Statement Review Period”), the Stockholder Representatives

and their representatives shall be permitted reasonable access during normal business hours to review the Company’s working papers and the working papers of the Company’s independent accountants, if any, relating to the preparation of the Closing Statement and the calculation of Closing Indebtedness and Transaction Fees therein, as well as the relevant books and records of the Company; provided, however, that the independent accountants of the Company shall not be obligated to make any working papers available to the Stockholder Representatives unless and until the Stockholder Representatives have signed customary confidentiality and hold harmless agreements relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The Stockholder Representatives shall notify Parent in writing (the “Notice of Closing Statement Disagreement”) prior to the expiration of the Closing Statement Review Period if the Stockholder Representatives disagree with the Closing Statement or the Closing Indebtedness or Transaction Fees set forth therein. The Notice of Closing Statement Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Stockholder Representatives’ determination of the Closing Indebtedness and Transaction Fees, in each case as of 11:59 PM New York City time on the Business Day immediately prior to the Closing. During the thirty (30) days immediately following the delivery of a Notice of Closing Statement Disagreement, the Stockholder Representatives and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Closing Statement Disagreement. If no Notice of Closing Statement Disagreement is received by Parent on or prior to the expiration date of the Closing Statement Review Period, then the Closing Statement and the Closing Indebtedness and Transaction Fees set forth in the Closing Statement shall be deemed to have been accepted by the Stockholder Representatives and shall become final and binding upon the Stockholder Representatives, the Consideration Recipients, the Company and Parent. Additionally, all items in the Closing Statement or the Closing Indebtedness or Transaction Fees set forth therein not so disputed in the Notice of Closing Statement Disagreement shall become final and binding upon the Stockholder Representatives, the Consideration Recipients, the Company and Parent. If the parties cannot agree on the Closing Indebtedness and Transaction Fees within such thirty (30)-day period, the Closing Indebtedness and/or Transaction Fees, in each case solely to the extent not agreed between Parent and the Stockholder Representatives, shall be determined by Ernst & Young LLP (the “Independent Accountant”). The Stockholder Representatives and Parent shall furnish the Independent Accountant with a statement setting forth the items from the Notice of Closing Statement Disagreement which are still in dispute (the “Independent Accountant Dispute Notice”). In the event that Ernst & Young LLP refuses or is otherwise unable to act as the Independent Accountant, the Stockholder Representatives and Parent shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Stockholder Representatives and Parent, in which event “Independent Accountant” shall mean such firm. Within thirty (30) days after the submission of such matters to the Independent Accountant, or as soon as practicable thereafter, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the Stockholder Representatives and Parent, of the appropriate amount of each of the line items in the Closing Statement as to which there is disagreement as specified in the Independent Accountant Dispute Notice. With respect to each disputed line item, such determination, if not in accordance with the position of either the Stockholder Representatives or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Parent in the Closing Statement or the Stockholder Representatives in the Notice of Closing Statement Disagreement with respect to such disputed line item. For the avoidance of doubt, the Independent Accountant shall not review any line items or make any determination with respect to any matter other than those matters in the Independent Accountant Dispute Notice that are in dispute. The amounts of Closing Indebtedness and Transaction Fees, in each case as of 11:59 PM New York City time on the Business Day immediately prior to the Closing, that are final and binding on the Stockholder Representatives and Parent, as determined either through agreement of the Stockholder Representatives and Parent (deemed or otherwise) or through the determination of the Independent Accountant pursuant to this Section 1.04(g)(i) is referred to herein as the “Final Closing Indebtedness Amount” and “Final Transaction Fees Amount”, respectively. During the review by the Independent Accountant, Parent and the Stockholder Representatives shall each make available to the Independent Accountant such individuals and such information, books, records and working papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 1.04(g)(i); provided, however, that the independent accountants of Parent or the Stockholder Representatives shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The fees and disbursements of the Independent Accountant shall be borne by the Stockholder Representatives and Parent in inverse proportion as they may prevail on matters resolved by the Independent Accountant, which proportionate allocations shall also be determined by the Independent Accountant at the time the determination of the Independent Accountant is rendered on the merits of the matters submitted. For the avoidance of doubt and solely as an illustration of the methodology set forth in the preceding sentence, if (i) the Notice of Closing Statement Disagreement assigns values to the disputed matters such that the calculation of Closing Indebtedness as of 11:59 PM New York City time on the Business Day immediately prior to the Closing set forth in the Closing Statement would be decreased by $1,000,000, (ii) Parent maintains that the Closing Indebtedness as of 11:59 PM New York City time on the Business Day immediately prior to the Closing set forth in the Closing Statement is correct and (iii) the Independent Accountant’s final resolution of the disputed items in accordance with this Section 1.04(g) is that the Closing Indebtedness as of 11:59 PM New York City time on the Business Day immediately prior to the Closing is decreased from the amount set forth in the Closing Statement by $600,000 (i.e., 60% of the amount in dispute is resolved in favor of the Stockholder Representatives), then the Stockholder Representatives shall be responsible for 40% of the cost of the Independent Accountant and Parent shall be responsible for 60% of the cost of the Independent Accountant. For the avoidance of doubt, Transaction Fees as of 11:59 PM New York City time on the Business Day immediately prior to the Closing will include for all purposes under this Agreement all amounts that would be Transaction Fees if the Closing were deemed to have occurred at such time.

(ii) If (x) the sum of the Final Closing Indebtedness Amount and the Final Transaction Fees Amount is less than or equal to (y) the sum of the Maximum Closing Indebtedness Amount and Maximum Transaction Fees Amount, then there will no adjustment to the Purchase Price.

(iii) If (x) the sum of the Final Closing Indebtedness Amount and the Final Transaction Fees Amount is greater than (y) the sum of the Maximum Closing Indebtedness Amount and Maximum Transaction Fees Amount (the amount of such difference, the “Deficiency Amount”), Parent shall be paid by wire transfer of same day funds promptly (but in any event within five (5) Business Days after the Final Closing Indebtedness Amount and Final Transaction Fees Amount have been agreed upon or determined by the Independent Accountant) such Deficiency Amount solely from the Escrow Account in accordance with the terms of the Escrow Agreement, provided that to the extent that any portion of such Deficiency Amount is the result of the Final Transaction Fees Amount exceeding the Maximum Transaction Fees Amount (such amount, the “Transaction Fees Deficiency Amount”) the payment from the Escrow Account of the Transaction Fees Deficiency Amount will be deemed to first reduce the First Escrow Amount and then the Second Escrow Amount. Any such recovery of all or a portion of the Deficiency Amount from the Escrow Account shall be Parent’s exclusive source of recovery for payment of the Deficiency Amount.

(iv) Any Deficiency Amount paid to Parent pursuant to the provisions of this Section 1.04 shall be deemed to be and treated, to the extent permitted by applicable Law, as an adjustment to the Purchase Price for all purposes.

1.05 Cancellation of Options.

(a) At the Effective Time, the Company Stock Options held by any current or former employee of the Company or any Subsidiary or any other person (collectively, the “Optionholders” and each an “Optionholder”) granted under any stock option, stock purchase or other equity or employee incentive plan, program or arrangement of the Company (collectively, the “Incentive Plans”) shall be canceled and the Optionholders of such Company Stock Options shall not be entitled to receive any consideration for the cancellation of all such Company Stock Options held by such Optionholder.

(b) Except as otherwise agreed by the parties in writing, the Incentive Plans shall terminate as of the Closing Date.

1.06 Withholding Rights. Parent, the Stockholder Representatives and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Article I such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or the Treasury Regulations, or under any provision of state, local or foreign Tax Law and to properly remit such amount to the appropriate Taxing Authority. To the extent amounts are so withheld and paid over to the appropriate Taxing Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

1.07 Working Capital Projections. Attached to Schedule 1.07 solely for illustrative purposes are projections of Working Capital and Indebtedness of the Jostens Division, in each case as of each of October 3, 2015 and October 31, 2015. For the avoidance of doubt, neither the Company nor Stockholder Representatives make any representations or warranties with respect to the projections attached to Schedule 1.07 and the Parent Indemnitees will have no right to indemnification pursuant to Article IX.

ARTICLE II.	CLOSING.

2.01 Date of Closing. Subject to the provisions of Article VII, the closing of the transactions contemplated hereby (the “Closing”) shall take place by conference call and exchange through electronic mail or facsimiles of signature pages at 9:00 a.m. New York City time, as soon as practicable (but no earlier than the date that is 45 days following the date of this Agreement or any earlier Business Day as may be specified by Parent on not less than four (4) Business Days’ prior notice to the Company) and after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature will not be satisfied until the Closing) (or the Closing may be consummated at such other place and/or time as Parent and the Company may mutually agree). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

2.02 Deliveries. At the Closing: (i) the parties shall execute and deliver to each of the other documents referred to in Sections 7.02 and 7.03 hereof; and (ii) Parent shall make the applicable payments pursuant to Article I.

ARTICLE III.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to Parent and Merger Sub, except as set forth on the Schedules delivered by the Company to Parent and Merger Sub (each section or subsection of which qualifies only the correspondingly numbered representation or warranty specified therein and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent on its face) as follows:

3.01 Capitalization of the Company. (a) The authorized capital stock of the Company consists of (i) 7,000,000 shares of Class A Voting Common Stock, par value $0.01 per share (the “Class A Common Stock”), (ii) 2,724,759 shares of Class B Non-Voting Common Stock, par value $0.01 per share (the “Class B Common Stock”), (iii) one share of Class C Voting Common Stock, par value $0.01 per share (the “Class C Common Stock,” collectively with the Class A Common Stock and the Class B Common Stock, the “Common Stock”), and (iv) 250,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of the date hereof (i) 5,905,501 shares of Class A Common Stock are issued and outstanding, (ii) no shares of Class A Common Stock are held by the Company in its treasury, (iii) no shares of Class B Common Stock are outstanding, (iv) one share of Class C Common Stock is issued and outstanding and (v) no shares of Preferred Stock are outstanding. The shares of Class A Common Stock and Class C Common Stock are validly issued, fully paid and non-assessable. As of the date hereof, other than the 5,905,501 shares of Class A Common Stock outstanding and one share of Class C Common Stock outstanding and the Company Stock Options, there are no other issued or outstanding shares of capital stock of the Company and except as set forth on Schedule 3.01(a)(i), there are no securities outstanding, which are convertible into, exchangeable for, or carrying the right to acquire, equity securities (or securities convertible into or exchangeable for equity securities) of the Company, or subscriptions, warrants, options, calls, convertible securities, registration or other rights or other arrangements or commitments obligating the Company to issue, transfer, purchase, redeem, convert, exchange, register, or dispose of any of its equity securities or any ownership interest therein and there are no pre-emptive rights in respect of the equity securities of the Company. There are no dividends which have accrued or been declared but are unpaid on the outstanding capital stock of the Company. There are no voting trusts, proxies or any other agreements or commitments with respect to the voting of the capital stock of the Company, which would not otherwise be terminated at or before Closing. Except as set forth on Schedule 3.01(a)(ii), there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity securities of the Company. No Subsidiaries of the Company hold any shares of capital stock of the Company. The shares of Common Stock are owned legally of record and in such amounts by such holders as set forth on Schedule 3.01(a).

(b) As of the date hereof, the Company Stock Options are owned of record by such holders as set forth on Schedule 3.01(b), which schedule also includes the number of shares of Common Stock subject to each Company Stock Option, the exercise price per share of such Company Stock Option and whether such Company Stock Options are vested or will vest in connection with the Merger. As of the date hereof, there are outstanding Company Stock Options to acquire 1,773 shares of Class A Common Stock. The Company has provided to Parent complete and accurate copies of all stock option agreements evidencing the Company Stock Options and all forms of agreements evidencing Phantom Stock Awards (or summaries of the material terms and conditions relating to such Phantom Stock Awards).

(c) Schedule 3.01(c) sets forth all holders of Phantom Stock Awards, indicating with respect to each Phantom Stock Award the relevant Plan under which it was awarded, if any, cash awards, the number of stock or units or other awards subject to such Phantom Stock Awards, the exercise price, if any, the date of the grant and the material terms and conditions of such Phantom Stock Award (including any accelerating or vesting provisions with respect thereto).

3.02 Subsidiaries. (a) Schedule 3.02 sets forth a list of each Subsidiary of the Company. Except for the Subsidiaries, the Company does not own, directly or indirectly, any capital stock or any other equity interest or participation in any corporation, partnership, trust, limited liability company or other legal entity, whether incorporated or unincorporated.

(b) The name, jurisdiction of incorporation, and authorized capital stock and issued and outstanding shares of each of the Subsidiaries is as set forth on Schedule 3.02. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or equity interests of each of the Subsidiaries (collectively, the “Subsidiary Shares”), and the Subsidiary Shares are duly authorized, validly issued, fully paid and non-assessable. Other than the Subsidiary Shares, there are no outstanding securities convertible into, exchangeable for, or carrying the right to acquire, equity securities (or securities convertible into or exchangeable for equity securities) of any of the Subsidiaries, or subscriptions, warrants, options, calls, convertible securities, registration or other rights or other arrangements or commitments obligating any Subsidiary to issue, transfer or dispose of any of its equity securities or any ownership interest therein.

(c) The Company has good and valid title to the Subsidiary Shares it owns free and clear of any Liens other than Permitted Exceptions and free and clear of any covenant, condition, restriction, voting trust arrangement, proxy, adverse claims or any other agreements or commitments with respect to the Subsidiary Shares (other than restrictions on transferability generally imposed on securities under U.S. federal, state or foreign securities Laws).

3.03 Authorization of Agreement. The Company has all necessary corporate power and authority to execute, deliver and perform this Agreement and each other agreement, document or certificate contemplated by this Agreement and to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement (the “Company Documents”) and to carry out the Merger and the other transactions contemplated hereby and thereby. This Agreement has been, and each of the Company Documents has been or will be, duly executed and delivered by the Company and, assuming this Agreement or such other Company Documents constitute or will constitute the valid and binding obligation of Parent and Merger Sub, constitutes or will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws relating to or affecting the rights of creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law). The Board of Directors of the Company, at a duly called and held meeting, has adopted resolutions: (a) determining that the terms of the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, and declaring it advisable to enter into this Agreement; (b) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and (c) resolving to recommend that the stockholders of the Company adopt this Agreement. Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of this Agreement and the Company Documents and the consummation of the Merger and the other transactions contemplated hereby and thereby. As of the Closing, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, will have been approved by the holders of a majority of the outstanding shares of Common Stock pursuant to the Company Stockholder Approval.

3.04 No Conflicts. Except as set forth on Schedule 3.04, and assuming the receipt of all consents, approvals, authorizations and exemptions and the making of all filings, each as set forth in Section 3.05 and Schedule 3.05, if any, neither the execution, delivery or performance of this Agreement or the Company Documents by the Company, nor the consummation by the Company of the transactions contemplated hereby or thereby, nor compliance by the Company with the terms and provisions hereof or thereof, will: (i) assuming receipt of the Company Stockholder Approval, violate or conflict with the organizational documents of the Company or any Subsidiary; (ii) violate or conflict with, or result in the breach or termination of, or constitute a default (or with notice or lapse of time or both, constitute a default) under, or result in the loss of a benefit under, or give rise to a right of, or result in, termination or suspension of, or accelerate the performance required by the terms, conditions or provisions of, any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument which would, in each case, be a Material Contract; (iii) constitute a violation by the Company or any Subsidiary of any Laws, applicable to any of the foregoing; or (iv) result in the creation or imposition of any Lien on any material asset or assets of the Company or any of its Subsidiaries; except, in the case of clauses (ii), (iii) and (iv), for such conflicts, violations, defaults, breaches, terminations, suspensions or acceleration of performance and liens which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or would not prevent or materially delay the Company from performing its obligations under this Agreement in all material respects.

3.05 No Consents. Assuming the accuracy of Parent’s representations, no consent, approval, license, permit, order, qualification or authorization of, or registration, declaration, notice or filing with, or exemption by, any Governmental Authority is required for or in connection with the execution, delivery or performance by the Company of this Agreement or the Company Documents and the consummation by the Company of the Merger and the transactions contemplated hereby and thereby excluding (i) material filings and notices not required to be given or made until after the Closing Date set forth in Schedule 3.05, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) receipt of the Company Stockholder Approval, (iv) any other consent, approval, authorization, exemption or filing, if any, which Parent is required to obtain or make or which may be required to be obtained or made by the Company as a result of the regulatory status of Parent or (v) any consent, approval, authorization, exemption or filing which, if not obtained or made, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or would not prevent or materially delay the Company from performing its obligations under this Agreement in all material respects.

3.06 Compliance with Laws; Permits. The Company and its Subsidiaries hold all material Permits required to conduct their businesses as currently being conducted, and as conducted during the one-year period prior to the date of this Agreement, or to own, lease or operate their properties, and all such Permits are in full force and effect and no cancellation or suspension of any such Permit is pending or, to the Knowledge of the Company, threatened. The Company and its Subsidiaries are, and since January 1, 2013 have been, in compliance in all material respects with all applicable Laws and the terms of the Permits; provided, however, that the Company makes no representation with respect to employee benefit matters, tax matters or environmental matters, which matters are exclusively addressed in Section 3.13, Section 3.15 and Section 3.17, respectively. Since January 1, 2013, the Company has not received any written notice or, to the Knowledge of the Company any other notice, alleging that it is in violation in any material respect of any applicable Law or any of the terms or conditions of any material Permits, and to the Knowledge of the Company, no investigation, inspection, audit or other proceeding by any Governmental Authority is threatened. Without limiting the generality of the foregoing, since January 1, 2005, neither the Company nor any of its Subsidiaries nor any of their respective agents have violated the Foreign Corrupt Practices Act or the Corruption of Foreign Public Officials Act (Canada). To this end, the Company and each of its Subsidiaries states affirmatively that since January 1, 2005 they have not in connection with their business or operations of their business, directly or indirectly (e.g., through agents) corruptly offered, paid, or promised to pay, or authorized the payment of, any money or other thing of value to any third person, including without limitation any “foreign official” as defined within the Foreign Corrupt Practices Act, for the purpose of causing the third-person to act improperly, including to obtain or retain business or a business benefit for the Company or any of its Subsidiaries in violation of applicable anti-corruption laws.

3.07 Litigation. Except as set forth in Schedule 3.07, (i) there is no litigation or suit pending which involves the Company (or any of its Subsidiaries or their respective directors, officers or stockholders in their capacities as such) before any court or before any Governmental Authority and (ii) there is no other action, claim, arbitration, mediation, investigation or proceeding pending or, to the Knowledge of the Company, threatened which (x) involve the Company (or any of its Subsidiaries or their respective directors, officers or shareholders in their capacities as such) before any court or before any Governmental Authority and which, if adversely determined, would reasonably be expected to give rise to a material Liability to the Company, or (y) would prevent or materially delay the performance by the Company of their obligations hereunder or which seeks to enjoin or obtain damages in respect of the Merger or the consummation of the other transactions contemplated hereby, and there are no material outstanding or unsatisfied orders, rulings, judgments, decrees, awards or settlements, whether civil, criminal or administrative, by which the Company or any Subsidiary or any of their respective properties, rights or Assets are bound. Schedule 3.07 sets forth a complete and accurate list, description and outcome of any claim, arbitration, mediation, investigation, suit or proceeding against (whether as plaintiff, defendant or otherwise) or affecting the Company or any of its Subsidiaries during the last three (3) years which resulted in a material settlement with or other material obligation imposed on the Company or any of its Subsidiaries.

3.08 Organization and Authority. The Company and each of its Subsidiaries is a corporation or other form of entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or organization with all requisite corporate power and authority to own, lease and operate its properties and Assets and to carry on its business as currently conducted. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business and in good standing as a foreign entity in the jurisdictions where the nature of the property owned or leased by it, or the nature of the business conducted by it, makes such qualification necessary, except for any such failures that would not have or would not reasonably be expected to have a Material Adverse Effect. True and complete copies of the certificate of incorporation and by-laws of the Company and each of its Subsidiaries, each as amended to date, have heretofore been made available to Parent and such organizational documents are in full force and effect. None of the Company or its Subsidiaries is in violation of any provision of such organizational documents in any respect. Schedule 3.08 sets forth, with respect to the Company and each of its Subsidiaries, the jurisdictions of its incorporation or formation and the jurisdiction in which it is duly qualified or licensed as a foreign corporation.

3.09 Financial Statements; SEC Reports. (a) Attached hereto (i) as Schedule 3.09(a)(i) are the audited consolidated balance sheets of Visant Corporation (“V Sub”) as at December 29, 2012, December 28, 2013 and January 3, 2015, and the related statements of operations and statements of cash flows of V Sub for the years then ended, together with all related notes and schedules thereto (the “V Sub Audited Financial Statements”), (ii) as Schedule 3.09(a)(ii) are the unaudited consolidated balance sheet of V Sub as at July 4, 2015, and the related statement of operations and statement of cash flows of V Sub for the three and six months then ended, and the unaudited consolidated balance sheet of V Sub as at September 5,

2015, and the related statement of operations and statement of cash flows of V Sub for the two and eight months then ended (the “V Sub Unaudited Financial Statements” and, together with the V Sub Audited Financial Statements, the “V Sub Financial Statements”), (iii) as Schedule 3.09(a)(iii) are the unaudited consolidated balance sheet of the Company as at January 3, 2015 and the related statement of operations and statement of cash flows of the Company for the year then ended, (iv) as Schedule 3.09(a)(iv) are the unaudited consolidated balance sheet of the Company as at July 4, 2015, and the related statement of operations and statement of cash flows of the Company for the three and six months then ended, and the unaudited consolidated balance sheet of the Company as at September 5, 2015, and the related statement of operations and statement of cash flows of the Company for the two and eight months then ended (the documents described in Section 3.09(a)(iii) and this Section 3.09(a)(iv), the “Company Unaudited Financial Statements”), (v) as Schedule 3.09(a)(v) are the unaudited consolidated balance sheet of the Jostens Division as at January 3, 2015, and the related statement of operations and statement of cash flows of the Jostens Division for the year then ended, and (vi) as Schedule 3.09(a)(vi) are the unaudited consolidated balance sheet of the Jostens Division as at July 4, 2015, and the related statement of operations and statement of cash flows of the Jostens Division for the three and six months then ended, and the unaudited consolidated balance sheet of the Jostens Division as at September 5, 2015, and the related statement of operations and statement of cash flows of the Jostens Division for the two and eight months then ended (the documents described in Section 3.09(a)(v) and this Section 3.09(a)(vi), the “Jostens Division Unaudited Financial Statements”).

(b) Each of the Company Unaudited Financial Statements and the Jostens Division Unaudited Financial Statements (i) has been prepared from, and accurately reflects in all material respects, in the case of the Company Unaudited Financial Statements, the books and records of the Company and its Subsidiaries, and in the case of the Jostens Division Unaudited Financial Statements, the books and records of the Jostens Division and (ii) was prepared in accordance with GAAP (except for (x) the absence of full footnote disclosures and schedules (y) with respect to the statements provided in Schedule 3.09(a)(iv) and Schedule 3.09 (a)(vi) normal year end and quarter-end adjustments not material in nature or amount and (z) with respect to the Jostens Division Unaudited Financial Statements, the exceptions set forth on Schedule 3.09(b)) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects, as of their respective dates and for the periods set forth therein, the consolidated financial position, results of operations or cash flows, as the case may be, of the Company and its Subsidiaries, in the case of the Company Unaudited Financial Statements, and of the Jostens Division, in the case of the Jostens Division Unaudited Financial Statements.

(c) V Sub has timely filed all forms, reports, schedules, declarations, statements, certifications, applications and other documents (together with all exhibits, amendments and supplements thereto) required to be filed pursuant to the Indenture with the Securities and Exchange Commission (the “SEC”) since December 29, 2012 (collectively, the “SEC Reports”), each of which, when filed, complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Report, each as in effect on the date so filed. None of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements included in the SEC Reports complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.

(d) Each of the V Sub Financial Statements (i) has been prepared from, and accurately reflects in all material respects, the books and records of V Sub and its Subsidiaries and (ii) was prepared in accordance with GAAP (except in the case of V Sub Unaudited Financial Statements (x) normal year end audit adjustments not material in nature or amount, (y) the absence of full footnote disclosures and schedules in the V Sub Unaudited Financial Statements and (z) as permitted by Form 10-Q or Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects, as of their respective dates and for the periods set forth therein, the consolidated financial position, results of operations or cash flows, as the case may be, of V Sub and its Subsidiaries.

(e) The Company and its Subsidiaries have established and maintained systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurances that (i) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for Assets and (ii) the recorded accountability for Assets is compared with the existing Assets at reasonable intervals and appropriate action is taken with respect to any differences. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that material information required to be disclosed by the Company and its Subsidiaries in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of V Sub to make the certifications required under the Exchange Act with respect to such reports. Since January 1, 2012, there have not been (A) except as set forth in Schedule 3.09(e), any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, to the Knowledge of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(f) Other than V Sub, neither the Company nor any of its Subsidiaries is, or has at any time since March 30, 2011 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(g) Each of the Company and Visant Secondary Holdings Corp. is a holding company, conducts no business operations, and has never conducted business operations, in each case other than in respect of holding the equity securities of its Subsidiaries and transactions ancillary thereto, and has no liabilities or obligations of any kind or nature other than pursuant to this Agreement or the transactions contemplated hereby or which are otherwise also liabilities of or related to its ownership of its Subsidiaries.

(h) Schedule 3.09(h) sets forth a true and correct schedule of the Working Capital of the Company and its Subsidiaries on a consolidated basis as of September 5, 2015.

3.10 Undisclosed Liabilities. Except for the liabilities, debts, claims or obligations (a) set forth on, reflected in or specifically reserved against on the Company Unaudited Financial Statements, the V Sub Financial Statements or the Jostens Division Unaudited Financial Statements, in each case as of and for the period ending July 4, 2015, (b) arising under and in accordance with the terms of contracts to which the Company or any of the Subsidiaries is party (other than as a result of breach or default of such contracts), (c) incurred in the ordinary course of business consistent with past practice since July 4, 2015 or (d) set forth on Schedule 3.10(i), neither the Company nor any Subsidiary is subject to any Liabilities, debts, claims or obligations whether known, unknown, absolute, accrued, direct or indirect, contingent or otherwise and whether due, that are, individually or in the aggregate, material; provided that the only Liabilities related to the Phoenix Entities and the Disposed Business are those set forth on Schedule 3.10(i). As of the date hereof, except with respect to gold forward contracts which are as of September 29, 2015, neither the Company nor any of its Subsidiaries are parties to swaps, futures, gold forwards or similar agreements except as set forth on Schedule 3.10(ii).

3.11 Intellectual Property. (a) Schedule 3.11(a) sets forth all of the following owned by the Company or any of its Subsidiaries: (i) patented or registered Intellectual Property; (ii) pending patent applications and applications for other registrations of Intellectual Property rights filed by or on behalf of the Company or any Subsidiary; and (iii) all material unregistered trademarks (collectively, the “Company Intellectual Property”). With respect to all such Intellectual Property that is registered or any applications therefor, the Company or its Subsidiaries is listed in the records of the appropriate United States, state or foreign agency as the sole owner of record for each registration and application for any patent, trademark, internet domain name and copyright, as applicable.

(b) Except as set forth on Schedule 3.11(b): (i) the Company and/or its Subsidiaries, as the case may be, own all of the Company Intellectual Property, free and clear of all Liens except for Permitted Exceptions; (ii) neither the Company nor any of its Subsidiaries is currently infringing on the Intellectual Property (other than patents) of any other Person and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is currently infringing on the patents of any other Person; (iii) there have been no claims made in writing against the Company or its Subsidiaries asserting the invalidity, misuse or unenforceability of any of the Company Intellectual Property, and, to the Knowledge of the Company, there is no basis for any such claim; (iv) to the Knowledge of the Company, the Company’s Intellectual Property is valid and enforceable; (v) to the Knowledge of the Company, the Company Intellectual Property is not currently being infringed or misappropriated by any Person in a manner that is reasonably likely to be material to the Company’s and its Subsidiaries’ businesses, taken as a whole; and (vi) neither the Company nor its Subsidiaries are in material breach of any material license to Intellectual Property.

(c) Except as set forth on the Schedule 3.11(c), since January 1, 2013, neither the Company nor any of its Subsidiaries has received any written notice of infringement or misappropriation from any Person with respect to such Person’s Intellectual Property, (including any demand or request that the Company or any Subsidiary license any rights from any Person). The Company has not received any written or, to the Knowledge of the Company, oral notification of any pending or threatened opposition, interference or cancellation proceeding before any court or registration authority in any jurisdiction against the items set forth on Schedule 3.11(c), or against any other Intellectual Property owned, directly or indirectly, by the Company or its Subsidiaries.

(d) The Company and its Subsidiaries have taken and currently take steps reasonable under the circumstances to protect their material trade secrets.

(e) The transactions contemplated by this Agreement will not have a material effect on the Company’s right, title or interest in and to the Intellectual Property listed on Schedule 3.11(a) and all of such Intellectual Property shall be owned or available for use by the Company and its Subsidiaries immediately after the Closing on terms and conditions identical in all material respects to those that applied immediately before the Closing.

(f) Except as set forth on Schedule 3.11(f), the Company and its Subsidiaries have, since January 1, 2013, complied, and are presently in compliance, in each case, in all material respects, with (i) all applicable Laws relating to data breach notification, data privacy, data security, and/or protection of personal information and all applicable industry standards regarding the same, including the relevant portions of the Controlling the Assault of Non-Solicited Pornography And Marketing Act (CAN-SPAM), Fair and Accurate Credit Transaction Act (FACTA) and Federal Trade Commission guidance on Privacy, Data Security, and Identity Theft and (ii) the Company’s and its Subsidiaries’ policies applicable to data privacy, data security, and/or personal information. Except as set forth on Schedule 3.11(f), and except as would not be material to the Company and its Subsidiaries, the Company and its Subsidiaries have not experienced any incident in which personal information or other sensitive data was stolen or improperly accessed, and to the Knowledge of the Company there are no facts suggesting the likelihood of the foregoing, including any unauthorized access, breach of security or receipt of any notices or complaints from any Person regarding personal information or other data.

(g) The computer systems, including the software, hardware, networks and interfaces (collectively, “Systems”) used in the conduct of the business of the Company and its Subsidiaries are sufficient in all material respects for the immediate needs of their respective businesses, including as to capacity and ability to process current and anticipated peak volumes in a timely manner. Except as set forth on Schedule 3.11(g), in the past twelve (12) months prior to the date hereof, there have been no bugs in, or failures, breakdowns, or continued substandard performance of any such Systems which has caused the substantial disruption or interruption in or to the use of such Systems by the Company in a manner material to the Company and its Subsidiaries. Except as set forth on Schedule 3.11(g), the Company and its Subsidiaries have reasonably appropriate disaster recovery plans, procedures and facilities for their respective business and have taken commercially reasonable steps to safeguard the information technology systems utilized in the operation of their businesses.

3.12 Contracts and Commitments. (a) Schedule 3.12(a) lists all Material Contracts (as hereinafter defined) as of the date hereof. For purposes of this Agreement, “Material Contracts” shall mean, (i) all Contracts, involving any payments in an amount in excess of $1,000,000 within a twelve (12) month period; (ii) all acquisition, disposition, merger, asset or stock purchase or sale Contracts entered into by the Company or any of its Subsidiaries within six (6) years prior to the date hereof providing for continuing obligations or Liabilities of the Company or any of its Subsidiaries; (iii) all Contracts which provide for, or relate to, the incurrence by the Company or any Subsidiary of Indebtedness for borrowed money in an aggregate amount greater than $2,000,000; (iv) all guaranties of indebtedness of persons other than the Company or any Subsidiary extended by the Company or any of its Subsidiaries; (v) all Contracts that limit or purport to limit the Company or any of its Subsidiaries from engaging in any line of business or in a business in a geographic area or during any period of time; (vi) any material license or other material Contract in respect of any Intellectual Property; (vii) all material joint venture, partnership or similar arrangements or agreements involving a sharing of profits, losses, costs or Liabilities by the Company or any of its Subsidiaries with any other person; (viii) all collective bargaining Contracts and plant closing Contracts with any labor union, trade union or other employee representative, body or organization of a group of employees of the Company or any of its Subsidiaries under which there are open or continuing obligations of the Company or its Subsidiaries; (ix) all Contracts with any of the Significant Customers and Suppliers (excluding purchase orders); (x) any written Contract providing for the indemnification by the Company or any of its Subsidiaries of any Person for any Liability, other than in the ordinary course of business; and (xi) all other “material contracts” within the meaning set forth in Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act.

(b) Neither the Company nor any of its Subsidiaries is in material default, nor to the Knowledge of the Company is there any basis for any claim of material default, under any of the Material Contracts. All Material Contracts are in full force and effect and are valid and enforceable against the Company or Subsidiary that is a party thereto, and the counterparties thereto, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws relating to or affecting the rights of creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law) and, to the Knowledge of the Company, no other party is in material default under a Material Contract. Neither the Company nor any of its Subsidiaries has received written notice of default in any material respect by the Company or such Subsidiary under any of the Material Contracts. Neither the Company nor any of its Subsidiaries has received written notice of the pending or threatened cancellation, revocation or termination of any of the Material Contracts.

(c) The Company has heretofore delivered or made available to Parent true and correct copies of all of the Material Contracts, including all amendments and modifications thereto.

3.13 Employee Benefits. (a) Schedule 3.13(a) sets forth a true and complete list of each Plan. The Company has heretofore delivered or made available to Parent true and complete copies of each Plan and with respect to each Plan, to the extent applicable, (i) each written document constituting a part of such Plan, including all amendments, modifications or material supplements thereto; (ii) the most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any, filed with the IRS; (iii) the most recent determination letter from the IRS for such Plan; (iv) any related trust agreements, annuity Contracts, insurance Contracts or documents of any other funding arrangements; (v) the most recent summary plan description and summaries of material modifications and the most recent actuarial reports for such Plan; and (vi) for the last three (3) years, all material written correspondence with any Governmental Authority regarding such Plan. Except as set forth in Schedule 3.13(a), no material Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(b) (i) All Plans are in material compliance with all applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Internal Revenue Code of 1986, (the “Code”) as amended, and the rules and regulations promulgated thereunder, and other applicable Laws, including, but not limited to Section 409A of the Code, and have been administered, operated, funded and maintained in all material respects in accordance with their terms and such Laws; (ii) except as set forth on Schedule 3.13(b)(i), no Plan is under audit or is the subject of an audit, investigation or other administrative proceeding by the IRS, the Department of Labor, or any other Governmental Authority, nor is any such audit, investigation or other administrative proceeding, to the Knowledge of the Company, threatened; (iii) the Company and its Subsidiaries have not engaged in, and to the Knowledge of the Company, there has not been, any non-exempt transaction prohibited by ERISA or by Section 4975 of the Code with respect to any Plan or their related trusts which would reasonably be expected to result in any material Liability of the Company; and (iv) all contributions, reimbursements, premium payments and other payments required to have been made under or with respect to each Plan as of or prior to the date hereof have been made or accrued (as applicable) on a timely basis in accordance with applicable Law. Each Plan that is intended to be qualified under Section 401(a) of the Code is intended to satisfy the requirements of Section 401(a) of the Code and the trust, if any, forming part of such Plan is intended to be exempt from U.S. federal income tax under Section 501(a) of the Code, and except as set forth on Schedule 3.13(b)(ii), each such Plan has been issued a favorable determination letter that covers its most recent restatement cycle under Internal Revenue Service Revenue Procedure 2007-44 and such subsequent guidance in relation to retirement plan qualification procedures or has been submitted for such a favorable determination letter; and since the date of such determination letter, to the Knowledge of the Company, there have been no circumstances and no event has occurred that is reasonably likely to adversely affect the qualification of such Plans or income Tax exempt status.

(c) Except as set forth in Schedule 3.13(c) or except as would not reasonably be expected to result in any material Liability to the Company, there is (i) no pending or, to the Knowledge of the Company, threatened claim with respect to any of the Plans and (ii) no pending or, to the Knowledge of the Company, threatened litigation with respect to any Plans.

(d) Schedule 3.13(d) sets forth each Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code (each, a “Title IV Plan”).

Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, with respect to each Title IV Plan: (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived); (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred; (iv) all premiums due to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; and (v) as of the date of this Agreement, the PBGC has not instituted proceedings to terminate any such Title IV Plan and, to the Knowledge of the Company, no circumstances exist which could serve as a basis for the institution of such proceedings.

(e) Except as set forth on Schedule 3.13(e), neither the Company nor any Subsidiary has, in the past five (5) years, contributed to or had an obligation to contribute to a Multiemployer Plan or a multiple employer plan subject to Section 410(c) of the Code. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred, or is reasonably expected to incur, any Liability to a Multiemployer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from any such Multiemployer Plan or failure to timely contribute to any such Multiemployer Plan.

(f) Except as expressly provided under this Agreement or as set forth in Schedule 3.13(f), or as required by applicable Law, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not (alone or in combination with any other event): (i) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any such employee, consultant, officer or director; or (ii) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) Except as set forth on Schedule 3.13(g), none of the Plans promise retiree medical or other retiree welfare benefits to any person, except as required by Section 4980B of the Code or Part 6 of Title I of ERISA or similar state Law or pursuant to and consistent with the terms of a Plan.

(h) No event has occurred, and to the Knowledge of the Company no condition exists, that would subject the Company or its Subsidiaries to any material liability imposed by ERISA, the Code or other applicable Laws by reason of their affiliation with any other member of the controlled group of companies within which the Company or its Subsidiaries are also included, as provided in Sections 414(b), (c), (m) or (o) of the Code.

3.14 Absence of Certain Changes.

(a) Between September 5, 2015 and the date hereof, neither the Company nor any Subsidiary has taken any action that would have required the consent of Parent pursuant to Section 6.05(b) if taken after the execution and delivery of this Agreement.

(b) Except as set forth in Schedule 3.14, between September 5, 2015 and the date hereof, neither the Company nor any Subsidiary has taken any action that would have required the consent of Parent pursuant to Section 6.05(c) if taken after the execution and delivery of this Agreement.

(c) Since January 3, 2015, there has not been any change, event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect.

3.15 Taxes. Except as set forth in Schedule 3.15:

(a) Each of the Company and its Subsidiaries has timely filed (including pursuant to applicable extensions) all material Tax Returns required to be filed by it and such Tax Returns are true, correct and complete in all material respects. All material Taxes owed by the Company or any of its Subsidiaries, whether or not shown on such Tax Returns, have been timely paid in full, except for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been provided on the books and records of the Company and its Subsidiaries, in each case in accordance with GAAP.

(b) The liabilities for material Taxes not yet due and payable by the Company and the Subsidiaries are properly reflected on the Financial Statements in accordance with GAAP.

(c) There are no pending Tax audits, examinations or administrative or judicial proceedings with respect to any material Tax Liability of the Company or its Subsidiaries. Neither the Company nor its Subsidiaries has received from any foreign, federal, state, or local Taxing Authority (including jurisdictions where neither the Company nor its Subsidiaries have filed Tax Returns) any written notice indicating an intent to open a Tax audit or other review. No deficiencies for any material Taxes have been proposed, asserted or assessed in writing by a Taxing Authority against or with respect to any Taxes due by or Tax Returns of the Company or any of its Subsidiaries. There are no Liens for material Taxes upon the Assets of either the Company or its Subsidiaries, except for Liens for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided on the books and records of the Company and its Subsidiaries, in each case in accordance with GAAP.

(d) No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(e) No waivers or extensions of statutes of limitations to extend the time to assess any amount of Taxes against the Company or its Subsidiaries have been made or have been granted by a Taxing Authority that are either in force or outstanding. No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Taxing Authority with or in respect of the Company or any of its Subsidiaries that will remain in effect following the Closing Date. Neither the Company nor any of its Subsidiaries is presently contesting any Tax applicable to it before any Taxing Authority.

(f) Neither the Company nor any of its Subsidiaries (A) is or has ever been a included in any “consolidated”, “unitary”, or “combined” Tax Return provided under the Law of the United States, or of any state, locality or foreign jurisdiction with respect to Taxes for any taxable period for which the statute of limitation has not expired (other than a Tax Return with respect to a group the common parent of which is the Company and the Company and the Subsidiaries have been or are the only members) or (B) has any liability for Taxes of any person arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, or by contract.

(g) All material Taxes required to be withheld, collected or deposited by or with respect to the Company and each of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the proper Taxing Authority, including without limitation with respect to any employment, payroll, or similar taxes. Each of the Company and its Subsidiaries has charged, collected and remitted on a timely basis all material Taxes as required under applicable Law on any sale, supply, or delivery whatsoever made by it.

(h) None of Company or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement (other than customary commercial agreements the primary subject of which is not Taxes).

(i) Neither the Company nor any of its Subsidiaries has participated in any “listed transactions” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed prior to the Closing; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) occurring prior to the Closing; (iv) election under Section 108(i) of the Code made prior to the Closing; (v) installment sale or open transaction disposition made prior to the Closing; or (vi) prepaid amount received prior to the Closing.

(k) Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code within the past five (5) years. The transactions set forth on Schedule 3.15(k) satisfied all of the applicable requirements of Sections 355 and 361 of the Code and the Treasury Regulations thereunder for the “distributing corporation” and its shareholders to not recognize gain upon the distribution of the “controlled corporation” in such transaction.

(l) Neither the Company nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty or convention), or otherwise been subject to taxation in any country other than the country of its formation.

(m) The representations and warranties in Section 3.13 and this Section 3.15 constitute the sole representations and warranties of the Company with respect to Taxes.

3.16 Transactions with Affiliates.

(a) Except as described on Schedule 3.16(a), neither the Company nor any Subsidiary is a party to any agreement, contract, subcontract, lease, understanding, instrument, note, option, license or legally binding commitment or undertaking of any nature currently in effect, directly or indirectly, with any of its past or present officers or directors or any greater than five (5%) percent stockholder of the Company or any other Affiliate (other than the Company or its Subsidiaries) (individually a “Related Party” and collectively the “Related Parties”) of the Company other than any employment agreements and agreements entered into under any Plan. No Related Party (a) owns, directly or indirectly, in whole or in part, any material property, asset or right, real, personal or mixed, tangible or intangible (including, but not limited to, any of the intangible property) which is utilized in the operation of the business of the Company or any of its Subsidiaries or (b) to the Knowledge of the Company, has any basis for any cause of action or other claim whatsoever against, or owes any amount to, the Company or any of its Subsidiaries.

(b) Schedule 3.16(b) is a true and correct schedule of all dividends or other distributions in respect of any of the Company’s capital stock to its Stockholders and all cash payments and other distributions to any of the Consideration Recipients or any of their respective Affiliates whether pursuant to any management or advisory agreement or other contract or agreement or otherwise, in each case during the period from September 5, 2014 through and including September 5, 2015.

3.17 Environmental Matters.

(a) The Company and the Subsidiaries are in material compliance with all Environmental Laws applicable to them and the Company.

(b) Neither the Company nor any of its Subsidiaries has received any written notice or claim alleging that it has materially violated any Environmental Laws or that it is materially liable to any person as a result of a Release of any Materials of Environmental Concern other than any such notices or claims received more than three years ago from the date hereof and which have been finally resolved.

(c) Neither the Company nor any of its Subsidiaries is a party to any pending proceedings, or to the Knowledge of the Company, any proceedings threatened against the Company or any Subsidiary, pursuant to any Environmental Laws or concerning any Release of any Materials of Environmental Concern.

(d) Neither the Company nor any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or Released any Materials of Environmental Concern such that it is reasonably likely the Company or any of its Subsidiaries will incur material Liabilities for response costs, natural resource damages or attorneys’ fees pursuant to CERCLA, or any other Environmental Laws.

(e) Copies of the most recent versions of the “Phase I” or “Phase II” environmental site assessments reports, asbestos reports or other property condition reports in the Company’s or any Subsidiary’s possession, in each case, containing material information concerning environmental conditions that could affect the Company or any of the Subsidiaries at any property currently or formerly owned or leased by the Company or any Subsidiary have been made available to Parent.

(f) Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties in this Section 3.17 are the exclusive representations and warranties in this Agreement with respect to matters relating to Environmental Laws or to Materials of Environmental Concern.

3.18 Real Estate.

(a) The Company, or one or more of the Subsidiaries, has (i) good fee simple title to each of the Owned Real Properties, subject only to the Permitted Exceptions, and has a valid leasehold interest in the Leased Real Property, subject only to the Permitted Exceptions. Neither the Company nor the Subsidiaries own or lease any real property other than the Owned Real Property and the Leased Real Property.

(b) (i) The Company has provided Parent with a true and complete copy of each lease relating to Leased Real Property with annual rent exceeding $250,000, as amended to date, and (ii) neither the Company nor any Subsidiary has received any written notice, nor to the Knowledge of the Company is there a default by the Company or any Subsidiary under any such Leased Real Property other than ones which could not reasonably likely result in the landlord being able to terminate the lease with respect to the applicable Leased Real Property. The leases related to the Leased Real Property are valid, binding and in full force and effect, all rent and other sums and charges payable thereunder are current, no termination event or conditions or uncured default on the part of the Company and its Subsidiaries or, to the Knowledge of the Company, on the part of the landlord or sublandlord, as the case may be, thereunder, exists under the leases related to the Leased Real Property, and to the Knowledge of the Company, no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a default or termination event. The Company has no leases related to the Leased Real Property which is a sublease.

(c) All improvements located on the Leased Real Property and Owned Real Property are used, maintained and operated in the ordinary course of business and, to the Knowledge of the Company, are structurally sound with no known material structural defects, ordinary wear and tear excepted. Neither the Company nor any of its Subsidiaries has experienced any material interruption in the material plumbing and electrical systems at the Leased Real Property within the last year prior to the date hereof. To the Knowledge of the Company, as of the date hereof, no landlord under the leases related to the Leased Real Property has any plans to make any material alterations to any of the Leased Real Property, the construction of which would interfere in any material respect with the use of any material portion of the Leased Real Property or the costs of such alterations would be borne in part by the Company and/or its Subsidiaries.

3.19 Labor Relations; Compliance. (a) Except as set forth on Schedule 3.19, (i) the Company and each of its Subsidiaries are in compliance in all material respects with all Laws respecting its employees, arising from statutes relating to wages, hours, collective bargaining, unemployment insurance, worker’s compensation, equal employment opportunity, age discrimination, employment discrimination and disability discrimination, immigration control and I-9 compliance, plant closings or mass layoffs and the payment and withholding of Taxes, (ii) neither the Company nor any Subsidiary is a party to any collective bargaining or other labor contract, nor are any of the employees of the Company or its Subsidiaries represented by any labor organization, and, no one has petitioned within the last three (3) years, and to the Knowledge of the Company, no one is now petitioning for union representation of the Company’s and/or its Subsidiaries’ employees, (iii) since January 3, 2015, there has not been, and there presently is no unfair labor practice charge or complaint pending or, to the Knowledge of the Company, threatened in writing against the Company or any Subsidiary, which if adversely determined, would reasonably be expected to have a Material Adverse Effect and (iv) since January 3, 2015, there has not been, and there presently is no labor strike, slowdown, work stoppage, lockout or other labor controversy in effect or, to the Knowledge of the Company, threatened in writing against the Company or any Subsidiary which, if adversely determined, would reasonably be expected to have a Material Adverse Effect.

3.20 Insurance. Schedule 3.20 lists all insurance policies (included but limited to policies providing property, casualty, Liability and workers’ compensation coverage and bond and surety arrangements) to which the Company or any of its Subsidiaries is currently, as of the date hereof, a party, a named insured or otherwise the beneficiary of coverage. The Company made available to Parent true and complete copies of all such insurance policies, as amended. All such policies are in full force and effect and are valid and enforceable in accordance with their terms and all premiums that are due and payable with respect thereto have been paid. Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or lapse of time or both, would constitute such a breach or default, or permit a termination or modification of any of the material insurance policies of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries have received any written notification of cancellation of such insurance policies in the twelve months prior to the date hereof. Except as set forth on Schedule 3.20, no insurance carrier has denied coverage for any claim asserted by the Company and/or its Subsidiaries during the eighteen (18) month period preceding the date hereof, nor has any insurance carrier declined to provide any coverage to the Company and/or its Subsidiaries during the eighteen (18) month period preceding the date hereof.

3.21 Significant Customers and Suppliers. Schedule 3.21 sets forth a list of the Significant Customers and Suppliers. Except as set forth on Schedule 3.21, there are no pending material disputes or controversies between the Company or any of its Subsidiaries and the Significant Customers and Suppliers and, except as set forth on Schedule 3.21, as of the date hereof, none of the Significant Suppliers, or any of the Significant Customers who are parties to any Contract with open requirements for the Company or its Subsidiaries to fulfill goods or services has canceled or otherwise terminated, or threatened in writing to cancel or terminate, its relationship with the Company or its Subsidiaries or has during the last twelve (12) months, decreased materially, threatened in writing to decrease materially or limit materially, the amount of business that any such customer or supplier engages in or conducts with the Company and its Subsidiaries.

3.22 Products. There are not presently pending, or, to the Knowledge of the Company, threatened, any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged defect or any failure to warn or alleged breach of express or implied warranty or representation, relating to any product manufactured, distributed or sold by or on behalf of the Company or any of its Subsidiaries which, if adversely determined, would reasonably be expected to give rise to a material Liability. Neither the Company nor any of its Subsidiaries has extended to any of its customers any written, product warranties, indemnifications or guarantees, other than in the ordinary course of business. Neither the Company nor any of its Subsidiaries has sent or received any written correspondence to or from any Governmental Authority with respect to a contemplated or ongoing actual recall, withdrawal, or suspension from the market of any product. To the Knowledge of the Company, there are no defects with respect to any product sold or otherwise distributed by the Company or any of its Subsidiaries that may give rise to a material Liability and all finished goods inventory held by the Company or any of its Subsidiaries is free of any material defect or other material deficiency, except to the extent that reasonable reserves in an amount not less than required in accordance with GAAP have been established therefor in the V Sub Financial Statements. Neither the Company nor any of its Subsidiaries is currently investigating or considering a recall, withdrawal or suspension from the market of any product.

3.23 Dispositions; Acquisitions. Schedule 3.23 sets forth all acquisitions and dispositions of any business or any corporation, partnership or business organization or division or a substantial portion of the assets thereof (other than inventory in the ordinary course), whether by merger, consolidation, purchase of assets or otherwise consummated by the Company or its Subsidiaries within the past six (6) years from the date hereof which provide for continuing obligations or Liabilities of the Company or any of its Subsidiaries. Except as set forth on Schedule 3.23, as of the date hereof, the Company or its Subsidiaries has not been subject to, or has made, a claim under any Contract related to any such acquisition or disposition, nor, has a written notice of such a claim been received or sent by the Company or any of its Subsidiaries other than claims that have been fully and finally resolved in accordance with the dispute resolutions provisions in the applicable agreement governing such claim.

3.24 No Brokers. Except as set forth on Schedule 3.24, the Company has not incurred any obligation or Liability, contingent or otherwise, for brokers’ or finders’ fees or commissions in connection with the transactions contemplated hereby for which the Company or any of its Subsidiaries is liable.

3.25 Company Indebtedness. Schedule 3.25 sets forth, as of September 5, 2015, a true and complete list of all Indebtedness (including the outstanding amounts thereon) of the Company and its Subsidiaries.

3.26 No Other Representations and Warranties. Except for the representations and warranties contained in this Article III, Parent and Merger Sub acknowledge that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information regarding the Company provided to Parent or Merger Sub.

ARTICLE IV.	RESERVED.

ARTICLE V.	REPRESENTATIONS AND WARRANTIES OF PARENT.

Parent and Merger Sub represent and warrant to the Company as follows:

5.01 Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has the necessary corporate power and authority to enter into this Agreement and each other agreement, document or certificate contemplated by this Agreement and to be executed by Parent in connection with the consummation of the transactions contemplated by this Agreement (the “Parent Documents”) and to carry out the Merger and the other transactions contemplated hereby and thereby. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has the necessary corporate power and authority to enter into this Agreement and each other agreement, document or certificate contemplated by this Agreement and to be executed by Merger Sub in connection with the consummation of the transactions contemplated by this Agreement (collectively, with the Parent Documents, the “Parent and Merger Sub Documents”) and to carry out the Merger and the other transactions contemplated hereby and thereby.

5.02 Authorization of Agreement. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the applicable Parent and Merger Sub Documents and the consummation by Parent and Merger Sub of the Merger have been duly authorized by all necessary corporate and stockholder action of Parent and Merger Sub. This Agreement has been and each Parent and Merger Sub Document has been or will be duly executed and delivered by Parent and Merger Sub, as applicable, and, assuming this Agreement and each such document constitutes or will constitute the valid and binding obligation of the Company, constitutes or will constitute the valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws relating to or affecting the rights of creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

5.03 No Conflicts. Neither the execution, delivery or performance of this Agreement or the Parent and Merger Sub Documents, nor the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated hereby or thereby, nor compliance by Parent or Merger Sub with the terms and provisions hereof or thereof will: (i) conflict with the organizational documents of Parent or Merger Sub; (ii) conflict with, or result in the breach or termination of, or constitute a default (or with notice or lapse of time or both, constitute a default) under or result in the termination or suspension of, or accelerate the performance required by any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument to which Parent or Merger Sub is a party or by which Parent or Merger Sub is bound; or (iii) constitute a violation by Parent or Merger Sub of any Law of any Governmental Authority applicable to Parent or Merger Sub; except, in the case of clauses (ii) and (iii) above, for such conflicts, defaults, breaches, terminations, suspensions or acceleration of performance which, taken as a whole, would not be reasonably expected to materially impair Parent’s or Merger Sub’s ability to consummate the Merger or the other transactions contemplated hereby.

5.04 No Consents. No consent, approval or authorization of, or filing with, or exemption by, any Governmental Authority is required in connection with the execution, delivery or performance by Parent or Merger Sub of this Agreement or the Parent and Merger Sub Documents excluding the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and any consent, approval, authorization, exemption or filing, if any, which the Company is required to obtain or make or which, if not obtained or made, would not prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement in all material respects.

5.05 Litigation. As of the date hereof, there are no actions, suits, inquiries, proceedings or investigations pending or, to the Knowledge of the Parent, threatened before any court or Governmental Authority against Parent or Merger Sub relating to the Merger or the other transactions contemplated hereby or which would reasonably be expected to prevent or materially delay the performance by Parent or Merger Sub of its obligations hereunder.

5.06 Funds. As of the Closing, Parent and Merger Sub will have, sufficient unrestricted cash on hand or other available funds (which may include borrowings under existing credit facilities) for Parent to complete the transactions contemplated by this Agreement and pay the aggregate consideration in respect of the Merger payable pursuant to Article I and all fees and expenses required to be paid by Parent in connection with the transactions contemplated hereby.

5.07 No Brokers. Except as set forth on Schedule 5.07, neither Parent nor Merger Sub has incurred any obligation or Liability, contingent or otherwise, for brokers’ or finders’ fees or commissions in connection with the transactions contemplated hereby.

5.08 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Closing will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

5.09 No Other Representations and Warranties. Except for the representations and warranties contained in this Article V, the Company acknowledges that neither Parent nor Merger Sub nor any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company.

ARTICLE VI.	FURTHER AGREEMENTS OF THE PARTIES.

6.01 Stockholder Approval. Immediately following the execution and delivery of this Agreement, Stockholders holding at least ninety percent (90%) of the issued and outstanding shares of Common Stock will execute and deliver to the Company a written consent, a copy of which is attached hereto as Exhibit A, consenting to the adoption and approval of this Agreement and the Merger (the “Company Stockholder Approval”).

6.02 Fees and Expenses. Subject to Section 1.04(g), if the Closing occurs, all costs and expenses incurred in connection with negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (including attorneys’, accountants’ and investment bankers’ fees and other out-of-pocket expenses) shall be paid by Parent. If the Closing does not occur, all costs and expenses incurred in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (including attorneys’, accountants’ and investment bankers’ fees and other out-of-pocket expenses) shall be paid by the party incurring such costs or expenses.

6.03 Reasonable Best Efforts; Further Assurances. During the period commencing on the date of execution of this Agreement and continuing until the Effective Time, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to consummate the Merger and the other transactions contemplated hereby. Parent, Merger Sub and the Company shall execute such documents and other papers and take such further actions as the other party may reasonably request in order to carry out the provisions hereof and the transactions contemplated hereby. Prior to the Closing, the Company agrees to reasonably cooperate with Parent in connection with Parent, at its own expense, obtaining representations and warranties insurance coverage with respect to this Agreement (the “Rep & Warranty Policy”). Parent agrees to provide the Company a reasonable opportunity to review and comment on such Rep & Warranty Policy and agrees that if such Rep & Warranty Policy does not contain the provisions set forth on Schedule 6.03, then such Rep & Warranty Policy shall be reasonably acceptable to the Company. Without limiting the generality of the foregoing, the Company shall use its commercially reasonable efforts to (i) obtain all third-party consents identified on Schedule 3.04 and (ii) obtain the Company Stockholder Approval and Letters of Transmittal from 100% of the Stockholders by the Closing.

6.04 Reserved.

6.05 Conduct of the Company’s Business.

(a) Except as may be contemplated by Schedule 6.05(a) or elsewhere expressly and specifically required by this Agreement or as required by applicable Law or as Parent may otherwise consent to in writing (which consent shall not be unreasonably withheld or delayed), from the date hereof and prior to the Effective Time, the Company will and will cause each of its Subsidiaries to (i) operate its business only in the ordinary course and (ii) use reasonable best efforts to preserve business organizations and goodwill, present relationships with customers, suppliers, distributors and others having business dealings with it and maintaining properties, machinery and equipment in good repair and operating condition (subject to normal wear and tear).

(b) Notwithstanding anything contained in this Agreement to the contrary, except as may be otherwise set forth on Schedule 6.05(b) or as Parent may otherwise consent to in writing (which, in the case of clauses (vii) and (viii) below, shall not be unreasonably withheld or delayed), from the date hereof and prior to the Effective Time, the Company will not and will not allow any of its Subsidiaries to:

(i) (A) declare, set aside or pay any dividend or other distribution in respect of any of its capital stock (except for intercompany cash dividends paid by the Subsidiaries and except for the Disposition) or (B) directly or indirectly redeem, purchase or otherwise acquire any of its equity securities with property or stock;

(ii) make any payments or other distributions (whether in cash or kind) or provide any benefits of any kind to any of the Consideration Recipients or any of their respective Affiliates or any Related Parties whether pursuant to any management, service or advisory agreement other than under any Plan as solely contractually required, all of which such exceptions are set forth on Schedule 6.05(b)(ii);

(iii) sell, transfer or dispose of any assets of the Company and its Subsidiaries to any of the Consideration Recipients or any of their respective Affiliates or any Related Parties other than the Disposition;

(iv) make any loans or advances to any officers, directors or employees of the Company or its Subsidiaries;

(v) pay any Transaction Fees or other fees, expenses, charges and other payments to third-party advisors (including fees, costs and expenses of legal counsel, accountants, investment bankers, experts, consultants, brokers and other representatives and consultants, appraisal fees, costs and expenses and travel, lodging, entertainment and associated expenses);

(vi) waive, defer, release or otherwise cancel or delay any amount, right, value, benefit or other obligation owed or due to it by any of the Consideration Recipients or any of their respective Affiliates or any Related Parties;

(vii) conduct its cash management customs and practices or incur intercompany charges other than in the ordinary course of business;

(viii) conduct its working capital management customs and practices other than in the ordinary course of business, including, but not limited to, not accelerating the collection of accounts receivable or delaying the payment of accounts payable;

(ix) assume, indemnify, guarantee or otherwise incur any Liability of any of the Consideration Recipients or any of their respective Affiliates or any Related Parties;

(x) except for indebtedness for borrowed money (including letters of credit) made pursuant to the revolving credit facility under the Credit Agreement in the ordinary course of business or pursuant to intercompany arrangements, incur or assume any Indebtedness or guarantee any such Indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of the Subsidiaries or guarantee (or become liable for) any Indebtedness of others or pay any Indebtedness (other than payments or settlements of Indebtedness required by the terms of the instruments governing such Indebtedness);

(xi) engage in any transaction with any Affiliate (excluding the Company and any Subsidiary) other than the Disposition, or the terms of agreements disclosed pursuant to Section 6.05(b) of this Agreement; or

(xii) agree to take any of the foregoing actions.

(c) Without limiting the generality of Section 6.05(a), except as may be contemplated by Schedule 6.05(c) or elsewhere expressly and specifically required by this Agreement or as Parent may otherwise consent to in writing (which consent shall not be unreasonably withheld or delayed), from the date hereof and prior to the Effective Time, the Company will not and will not allow any of its Subsidiaries to:

(i) split, combine or reclassify any of its capital stock or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock or amend the terms of any of its securities, authorize for issuance, issue, sell, deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other voting securities (including indebtedness having the right to vote) or equity equivalents (including stock options and stock appreciation rights) other than issuances pursuant to the exercise of Company Stock Options granted to employees and former employees prior to the date of this Agreement, or amend in any respect any of the terms of any such securities or equity equivalents outstanding on the date hereof;

(ii) amend its certificate of incorporation or by-laws or equivalent organizational documents;

(iii) sell, lease, transfer, mortgage, pledge, encumber or dispose of any assets that are material to the Company and the Subsidiaries, taken as a whole, or make any material capital expenditures, except, in each case, (A) in the ordinary course of business, including pursuant to the 2015 capital expenditure budget, or (B) pursuant to any Material Contract in effect on the date hereof;

(iv) make any loans, advances or capital contributions material to the Company and the Subsidiaries, taken as a whole, outside of the ordinary course of business, except to any of the Subsidiaries;

(v) except as may otherwise be required by applicable Law or regulation, GAAP or the Financial Accounting Standards Board, (A) change any of the accounting principles or methods of tax or accounting or (B) make or rescind any material tax

(vi) except (1) to the extent required under the terms of the applicable Plan as in effect on the date hereof and consistent with past practice or as required by applicable Law, (2) in the case of new employees to the extent consistent with past practice, (3) pursuant to the Collective Bargaining Agreements or (4) as contemplated by Section 1.05: (A) enter into, adopt, amend or terminate any Plan or any agreement, arrangement, plan or policy between itself and one or more of its directors or executive officers, (B) increase in any manner the compensation or fringe benefits of any director, officer or employee or (C) pay or provide for any severance payment;

(vii) except as may be required by applicable Law, dissolve, liquidate, recapitalize or merge or consolidate with or into any other person or engage in any other material reorganization;

(viii) commence any litigation or other legal proceeding other than in the ordinary course of business or settle any litigation or other legal proceeding for money damages in excess of $100,000 or material restrictions upon the operations of the Company or the Subsidiaries;

(ix) materially amend or terminate or materially waive compliance with the terms of or breaches under, any Material Contract (including, but not limited to, the Phoenix Color Agreement), or enter into a new contract or agreement or arrangement that would constitute a Material Contract (other than a new customer contract that would constitute a Material Contract), except in the ordinary course of business and on arms’ length terms;

(x) enter into any new labor or collective bargaining agreement or materially amend or terminate any of the Collective Bargaining Agreements of the Company or any of its Subsidiaries;

(xi) other than inventory, property, plant and equipment spending, and other assets acquired in the ordinary course of business, acquire properties or assets, including stock or other equity interests of another Person, with a value in excess of $100,000, whether through merger, consolidation, share exchange, business combination or otherwise;

(xii) except as may be required by applicable Law, adopt, terminate or amend any Plan of the Company or its Subsidiaries;

(xiii) hire any new employee (other than hires of employees with annual base salary or wages of less than $100,000 in the ordinary course of business) or increase the compensation (including bonuses and any service, advisory or management fees and other benefits) payable on or after the date hereof to any director, executive officer or employee except for increases in the ordinary course of business to employees earning less than $100,000 in base compensation per year, or provided for in any contracts or Plans in effect on the date hereof or required by any applicable Law;

(xiv) make any commitments for capital expenditures that shall not be satisfied prior to the Closing Date, other than (i) commitments contemplated by the 2015 capital expenditure budget of the Company and its Subsidiaries, (ii) expenditures for routine or emergency maintenance and repair or (iii) other expenditures in an amount that does not exceed, individually or in the aggregate, $250,000;

(xv) fail to maintain in effect the insurance policies in effect as of the date hereof, or insurance policies with comparable coverage;

(xvi) engage in any promotional sales or discount or other activity with customers outside the ordinary course of business that has or would reasonably be expected to have the effect of accelerating to pre-Closing periods sales that would otherwise be expected to occur in post-Closing periods; or

(xvii) agree to take any of the foregoing actions.

(d) In the event that the Company or any of its Subsidiaries pays any Transaction Fee between the date hereof and the Closing, such payment shall reduce on a dollar-for-dollar basis the Maximum Transaction Fees Amount.

6.06 Reserved.

6.07 No Disclosure. Except to the extent required by applicable Law or in connection with the procurement of any necessary consents, approvals, payoff letters and similar documentation or Parent obtaining financing for the consummation of the transactions contemplated by this Agreement or as set forth in this Section 6.07, each party hereto agrees that it shall not make any public announcement or issue any press release in connection with the transactions consummated hereby, except as provided in this Section 6.07 and except if any party hereto (i) is ordered to make such disclosure by a court of competent jurisdiction or (ii) is advised by legal counsel that such disclosure is required under applicable Law, in which case the party making the required disclosure shall inform the other party as to the timing and contents of such disclosure prior to making such disclosure. The parties hereto shall jointly agree upon and approve one or more press releases (which need not be joint press releases) to be issued on or about the date hereof and/or on or about the Closing Date, as mutually determined by the parties hereto. Any subsequent press release or public announcement made by either party hereto after approval of any such press release shall be consistent with (including in scope) the mutually agreed upon press release or releases.

6.08 Access to the Company and its Subsidiaries; Preservation of Records.

(a) Prior to the Effective Time, Parent shall be entitled, through its employees and representatives, to make such reasonable investigation of the assets, properties, liabilities, business and operations of the Company and its Subsidiaries as Parent may reasonably request. Any such investigation shall be conducted at reasonable times, on prior reasonable notice, and under reasonable circumstances. Any disclosure whatsoever during such investigation by Parent shall not constitute any enlargement or additional representations or warranties of the Company beyond those specifically set forth in this Agreement. All such information and access shall be subject to the terms and conditions of the Confidentiality Agreement. The Confidentiality Agreement shall terminate at the Effective Time.

(b) Parent shall, and shall cause the Surviving Corporation to, preserve and keep the corporate, accounting, legal, auditing and human resources books and records held by them relating to the respective businesses of the Company and its Subsidiaries for a period of seven (7) years from the Closing Date (or longer if required by applicable Law) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, to any Stockholder Representative, on behalf of any Consideration Recipient, as may be reasonably required by such party in connection with any insurance claims by, claims or actions or Tax audits against, governmental investigations of, or compliance with legal requirements or Tax reporting obligations by, any Consideration Recipient or any of their Affiliates. Notwithstanding the foregoing, if Parent desires to dispose of any such books or records of the Company or any of its Subsidiaries prior to the seventh anniversary of the Closing Date, Parent shall, prior to any such disposition, notify the Stockholder Representatives and provide the Stockholder Representatives a reasonable opportunity, at the Stockholder Representatives’ expense, to make copies of or remove such books and records.

6.09 Financing.

(a) Each of Parent and Merger Sub shall use its reasonable best efforts to obtain public or private debt or equity financing or bank financing in connection with the payment of the consideration payable in respect of the Merger and other fees, expenses and payments payable by Parent and Merger Sub hereunder (each, a “Financing” and collectively, the “Financings”), including reasonable best efforts to (A) satisfy on a timely basis all conditions applicable to Parent and Merger Sub obtaining the Financings, (B) enter into definitive agreements with respect thereto and (C) consummate the Financings at or prior to the Closing.

(b) Prior to the Closing, the Company shall provide to Parent and Merger Sub, and shall cause its Subsidiaries to, and shall use its reasonable efforts to cause the respective officers, employees, representatives and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide to Parent and Merger Sub all cooperation reasonably requested by Parent and that is customary in connection with the Financings, including the following: (i) assisting with due diligence activities relating to the Company’s financial information; (ii) participation in a reasonable number of meetings, presentations, roadshows, due diligence sessions, drafting sessions and rating agencies sessions in connection with the Financings; (iii) assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Financing; (iv) executing and delivering any customary pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent; provided that no obligation of the Company or any of its Subsidiaries under any such document, agreement or pledge shall be effective until the Closing; (v) using reasonable best efforts to obtain from their respective representatives, customary certificates, accountants’ comfort letters (and consents of accountants for use of their reports in any materials relating to the Financings); (vi) using reasonable best efforts to furnish Parent and Merger Sub and their financing sources identified by Parent with (A) the audited consolidated balance sheets of V Sub as of December 29, 2012, December 28, 2013 and January 3, 2015, and the related audited statements of operations and cash flows for the three years ended January 3, 2015, and the notes and schedules thereto and (B) the unaudited consolidated balance sheet of V Sub and the Company as of July 4, 2015 (and as of the end of any subsequent quarterly period ended no less than 45 days prior to the Closing Date) and the related unaudited statements of income and cash flows for such quarterly period or periods; and (vii) using reasonable best efforts to obtain surveys and title insurance reasonably requested by Parent; provided that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries; and provided, further, that neither the Company nor any of its Subsidiaries shall (1) be required to pay any commitment or other similar fee, (2) have any liability or obligation under any loan agreement and related documents, unless and until the Closing occurs in the case of the Company and its Subsidiaries, (3) incur any other liability in connection with any Financing, unless and until the Closing occurs in the case of the Company and its Subsidiaries or (4) be required to take any action that will (x) conflict with or violate the Company’s or its Subsidiaries’ organizational documents or any Laws or (y) result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default under, any contract to which the Company or any of its Subsidiaries is a party. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorney’s fees and expenses) incurred by the Company or its Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective pre-Closing directors, officers, employees, equity holders, partners, members, managers, agents or representatives and other Affiliates from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financings and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financings; provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks.

(c) Parent and Merger Sub acknowledge and agree that obtaining the Financing is not a condition to the Closing. For the avoidance of doubt, if the Financing has not been obtained, Parent and Merger Sub shall continue to be obligated, until such time as the Agreement is terminated in accordance with its terms and subject to the fulfillment or waiver of the conditions set forth in Article VII, to complete the Merger and the other transactions contemplated by this Agreement on the terms contemplated by this Agreement.

6.10 Employee Benefits.

(a) For a period of not less than one (1) year following the Effective Time, the Surviving Corporation shall provide each current employee of the Company and its Subsidiaries who is employed at the Closing (“Company Employees”) with compensation that is substantially similar in the aggregate to the compensation provided to such employees immediately prior to the Effective Time (including with respect to annual base salary and wage rates, annual cash bonus target opportunities, and employee benefits (including, without limitation, perquisites and paid time off)). Notwithstanding any other provision of this Agreement to the contrary, (i) Parent shall or shall cause the Surviving Corporation to provide Company Employees whose employment terminates during the one-year period following the Effective Time, under any circumstances that would give rise to a right of severance payments and benefits under the applicable severance plans, agreements, guidelines or arrangements, each as referenced on Schedule 3.13(a), subject to such Company Employee’s execution of a release of claims in a form customarily provided to similarly-situated employees of the Surviving Corporation or its Subsidiaries, as applicable, with the severance payments and benefits that such Company Employee would have received under the applicable severance plans, agreements, guidelines or arrangements of the Company or its Subsidiaries, as applicable, (and for the avoidance of doubt, in each case, such severance payments and benefits offered to Company Employees thereunder shall be determined taking into account the service crediting provisions set forth in Section 6.10(b) below); provided, however, if any such Company Employee is entitled to severance benefits under an individual severance, employment or similar agreement, the terms of such agreement and not this Section 6.10(a) shall govern.

(b) For all purposes (including, as applicable, for purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of the Surviving Corporation and its Subsidiaries providing benefits to any Company Employees after the Effective Time (including the Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided, however, that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Plan in which such Company Employee participated immediately before the Closing Date (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing disability, medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall use its commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans of the Company or any of its Subsidiaries in which such employee participated immediately prior to the Effective Time and the Surviving Corporation shall use its commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Nothing in this Section 6.10 shall (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan or (ii) prohibit Parent or any of its Affiliates from amending or terminating any employee benefit plan or from terminating the employment of any Company Employee. The provisions of this Section 6.10 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.10, express or implied, shall confer upon any Company Employee, or legal representative or beneficiary thereof or other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such employee or other Person under an employee benefit plan that such employee or beneficiary or other Person would not otherwise have under the terms of that employee benefit plan without regard to this Agreement.

(d) Following the Effective Time, Parent shall cause the Surviving Corporation and its applicable Subsidiaries to comply with all of their respective obligations under the Collective Bargaining Agreement. The Company shall notify the PBGC in writing of the existence of this Agreement to the extent required by Law. Each party hereto shall use its reasonable best efforts to give each other party hereto a reasonable opportunity to participate in any oral or written communications, discussions or negotiations with the PBGC. Each party hereto shall promptly notify each other party hereto of any communication received from the PBGC, and shall provide a copy of any such communication that is written.

6.11 Section 280G. Prior to the Effective Time, to the extent applicable, the Company shall submit to its stockholders for approval, meeting the requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, all payments and/or benefits to be made by the Company and its Subsidiaries that in the absence of such a vote could reasonably be, separately or in the aggregate, “parachute payments” (within the meaning of Section 280G of the Code and the Treasury Regulations thereunder) made to any individuals that are “disqualified individuals” (within the meaning of Section 280G(c) of the Code and the Treasury Regulations thereunder); provided that in no event shall this Section 6.11 be construed to require the Company or any Subsidiary to actually obtain stockholder approval. The Company shall provide Parent, prior to submission to the Company’s stockholders, copies of the documents prepared by the Company in connection with this Section 6.11 (including any waivers necessary to validly hold the vote referenced above) and the calculations prepared under Section 280G of the Code, upon which the stockholder vote is being sought and reasonably consider any edits to such documents reasonably requested by Parent. Prior to such vote, the Company shall use commercially reasonable efforts to obtain waivers from the affected individuals such that unless the payments are approved by the Company’s stockholders to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code, no such payments shall be made.

6.12 Directors and Officers Indemnification and Insurance.

(a) Without limiting any additional rights that any employee may have under any employment agreement or Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall and shall cause the Surviving Corporation to indemnify and hold harmless each present (as of immediately prior to the Effective Time) and former officer, director or employee of the Company and its Subsidiaries (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the D&O Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or any of its Subsidiaries at or prior to the Effective Time or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement, the Merger and the other transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law (the “D&O Indemnity”). In the event of any such claim, action, suit, proceeding or investigation, (x) each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from Parent or the Surviving Corporation within ten (10) Business Days of receipt by Parent from the D&O Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Company’s organizational documents, to repay such advances if it is ultimately determined that such person is not entitled to indemnification, (y) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such D&O Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such D&O Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents, and (z) the Surviving Corporation shall cooperate in the defense of any such matter. At any time following the Closing, Parent may replace the D&O Indemnity by obtaining, maintaining and fully paying for irrevocable “tail” insurance policies with substantially the same scope as the D&O Indemnity, naming the D&O Indemnified Parties as direct beneficiaries with a claims period of at least six (6) years from the Closing Date, the cost of which shall be borne by Parent. The Parent shall not, and shall cause the Surviving Corporation and its Subsidiaries not to, cancel or change any such insurance policies in any respect.

(b) The certificate of incorporation and by-laws of the Surviving Corporation and its Subsidiaries (or equivalent governing documents) shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are set forth in the certificate of incorporation and by-laws (or equivalent governing documents) of the Company and its Subsidiaries as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c) The Company shall purchase a single premium tail policy with respect to directors’ and officers’ liability insurance for the former directors and officers of the disposed businesses set forth on Schedule 6.12(c) in accordance with the requirements of the purchase and sale agreements relating to such dispositions and may, at its option, purchase as part of such policy or as a separate policy a single premium tail policy with respect to directors’ and officers’ liability insurance for other current and former directors and officers of the Company and its Subsidiaries, provided that the cost of the above-referenced policy or policies shall be deducted from the Purchase Price at Closing.

(d) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 6.12 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(f) In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 6.12. In addition, the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 6.12.

6.13 Reserved.

6.14 Exclusivity. From the date hereof until the earlier of (x) the date this Agreement is terminated pursuant to Article VIII and (y) the Closing Date, the Company shall not, directly or indirectly, take, or direct any Person acting on its behalf to take, any action to encourage, initiate, solicit or otherwise engage in negotiations or discussions concerning, or enter into any agreement regarding the terms of, any sale of all or substantially all, of the securities or assets of the Company and/or its Subsidiaries (except for dispositions of inventory and assets in the ordinary course of business and except for the Disposition), whether such transaction takes the form of a sale of stock, merger, reorganization, recapitalization, sale of assets or otherwise or any other transaction which would impair or impede the consummation of the transactions contemplated hereby (each such transaction being referred to herein as a “Proposed Acquisition Transaction”), with any Person other than Parent, Merger Sub, their respective Affiliates and their representatives. The Company shall terminate any and all negotiations or discussions with any third party regarding any proposal concerning any Proposed Acquisition Transaction and request in writing that all nonpublic information be returned or destroyed. The Company shall promptly notify Parent (orally and in writing) if any offer is made with respect to any Proposed Acquisition Transaction.

6.15 Redemption of Senior Notes. On the Closing Date, the Company shall cause V Sub to deliver a notice to the trustee under the Senior Notes Indenture (the “Trustee”) with respect to the redemption of the outstanding Senior Notes, in the form agreed to by Parent, the

Stockholder Representatives and the Company (the “Redemption Notice”) and accompanied by such officer’s certificates, legal opinions and other documentation in connection therewith as are required under the Senior Notes Indenture or otherwise to accompany such Redemption Notice reasonably requested by the Trustee and Parent shall make the payment to the Trustee contemplated by Section 1.04(c)(iv). On the Closing Date, Parent shall deposit with the Trustee, on behalf of and pursuant to an instruction letter from V Sub, funds sufficient to satisfy and discharge the outstanding Senior Notes in accordance with Sections 401, 1101, 1102, 1105 and 1106 of the Senior Notes Indenture, and the Company shall cause V Sub to otherwise fully comply with the other provisions of Sections 401, 1101, 1102, 1105 and 1106 of the Senior Notes Indenture in order to satisfy and discharge the Senior Notes.

6.16 Tax Matters. All Transfer Taxes shall be borne by Parent. Parent shall, at its own expense, prepare and file, or cause to be prepared and filed, all Tax Returns and other documentation required to be filed by the Surviving Corporation with respect to any such Taxes.

6.17 Termination of Certain Agreements. At and as of the Effective Time, the Company shall terminate or cause to be terminated, any contract, transaction or arrangement between the Company or any of its Subsidiaries, on the one hand, and any Related Party, on the other hand, to the extent set forth on Schedule 6.17 and all obligations and liabilities thereunder shall have been satisfied or waived in full.

6.18 Reserved.

6.19 Options, Phantom Stock Awards and Cash Bonus Plans.

(a) Prior to the Effective Time, the Company shall terminate each outstanding Company Stock Option for no consideration, effective as of the Effective Time, in accordance with the terms of the applicable Incentive Plan and applicable award agreement under which such Company Stock Option was granted.

(b) The Company shall terminate the Incentive Plans, including, but not limited to those set forth on Schedule 6.19(b) immediately prior to the Effective Time.

(c) Prior to the Effective Time, the Company shall enter into an agreement with each holder of a Phantom Stock Award providing for settlement of such Phantom Stock Award as of the Effective Time.

(d) At or prior to the Effective Time, the Board of Directors of the Company and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including obtaining any necessary consents and providing any necessary notices, to (i) effectuate the provisions of Section 6.19(a) through Section 6.19(c) of this Agreement.

6.20 Company Disposition. The Company shall use its reasonable best efforts to dispose of prior to the Closing the interest held by the Company in Tripolis Holdings S.a.r.l., without further obligation or liabilities of the Company or its Subsidiaries in accordance with Schedule 6.20 (the “Disposition”).

ARTICLE VII.	CONDITIONS PRECEDENT; CLOSING DELIVERABLES.

7.01 Conditions Precedent.

(a) The obligation of Parent and Merger Sub to effect the Merger is subject to the fulfillment (or waiver by Parent), as of the Closing Date, of each of the following conditions:

(i) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.14(c) shall be true and correct in all respects and (ii) each of the other representations and warranties of the Company set forth in this Agreement (without giving effect to any materiality, Material Adverse Effect or like qualifications therein) shall be true and correct in all respects, in each case, as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of an earlier date, in which event such representation and warranty shall be true and correct as of such earlier date, except where the failure of any such representations and warranties referred to in clause (ii) to be so true and correct, in the aggregate, has not had, and would not reasonably be expected to have a Material Adverse Effect.

(ii) Covenants and Agreements. The Company and the Stockholder Representatives shall have performed and complied in all material respects with all covenants, obligations and undertakings required by this Agreement to be performed or complied with on or prior to the Closing Date.

(iii) Company Disposition. The Company shall have consummated the Disposition.

(iv) Closing Deliveries. The Company shall have delivered to Parent and Merger Sub the other closing deliverables set forth in Section 7.02(a) through Section 7.02(j) inclusive.

(b) The obligation of the Company to effect the Merger is subject to the fulfillment (or waiver by the Stockholder Representatives), as of the Closing Date, of each of the following conditions:

(i) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained herein shall be true and correct in all material respects, in each case, as of the Closing Date (unless any such representation or warranty is made only as of an earlier date, in which event such representation and warranty shall be true and correct as of such earlier date); and

(ii) Covenants and Agreements. Parent and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and undertakings required by this Agreement to be performed or complied with on or prior to the Closing Date.

(iii) Closing Deliveries. Parent shall have delivered to the Company the other closing deliverables set forth in Section 7.03.

(c) The obligations of the parties hereto to effect the Merger is subject to the fulfillment (or waiver), as of the Closing Date, of the following conditions:

(i) No injunction. No judgment, order or decree shall have been rendered which has the effect of enjoining the consummation of the Merger.

(ii) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

7.02 Documents to be Delivered by the Company.

At the Closing, the Company shall deliver to Parent and Merger Sub the following:

(a) Officer’s Certificate. A certificate executed by an officer of the Company setting forth the truth and accuracy of the matters set forth in Sections 7.01(a)(i) and 7.01(a)(ii) hereof with respect to matters pertaining to the Company.

(b) Escrow Agreement. The Escrow Agreement duly executed by the Stockholder Representatives and the Escrow Agent.

(c) FIRPTA Certificate. A duly executed certificate certifying such facts as to establish that the transactions contemplated by this Agreement are exempt from withholding pursuant to Section 1445 of the Code.

(d) Indebtedness Payoff Letter. The Company shall have delivered (or, substantially concurrently with the occurrence of the Closing and the repayment of all outstanding obligations in respect of any obligations due and owing under the Credit Agreement, will deliver) to Parent customary payoff letters (in form and substance reasonably satisfactory to Parent) with respect to the Credit Agreement.

(e) Transaction Fee Invoices. The Company shall have delivered to Parent final invoices from each third-party service provider to whom a Transaction Fee is owed.

(f) Direction Letter. A direction letter from the Company directing Parent to pay the Payoff Indebtedness and Transaction Fees at Closing.

(g) Restrictive Covenant Agreements. A restrictive covenant agreement, substantially in the form attached hereto as Exhibit C, will be delivered by each of the Consideration Recipients listed on Schedule 7.02(g) (the “Restrictive Covenant Agreements”).

(h) Company and Stockholder Approvals. Copies of the resolutions of the Company’s board of directors and the Company Stockholder Approval, in each case approving this Agreement and the transactions, including the Merger, contemplated hereby, certified by the Secretary or an Assistant Secretary (or equivalent officer) of the Company.

(i) Letters of Transmittal. Letters of Transmittal of Consideration Recipients holding not less than ninety percent (90%) of the outstanding shares of Common Stock.

(j) Resignations. Resignations, effective as of the Effective Time, of each of the officers and directors of the Company’s Subsidiaries.

7.03 Documents to be Delivered by Parent. At the Closing, Parent shall deliver to the Company the following:

(a) Officer’s Certificate. A certificate executed by an officer of Parent setting forth the truth and accuracy of the matters set forth in Section 7.01(b)(i) and 7.01(b)(ii) hereof; and

(b) Escrow Agreement. The Escrow Agreement duly executed by Parent and the Escrow Agent.

(c) Restrictive Covenant Agreements. The Restrictive Covenant Agreements duly executed by Parent.

ARTICLE VIII.	TERMINATION.

8.01 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of Parent and the Stockholder Representatives;

(b) by either Parent, on the one hand, or the Stockholder Representatives, on the other hand, by giving written notice of such termination to the other, if:

(i) the Closing shall not have occurred on or prior to December 31, 2015 (the “Outside Date”); provided that, in each case, the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party that is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

(ii) any permanent injunction or other order of a Governmental Authority preventing the consummation of the transactions contemplated hereby in any material respect shall have become final and non-appealable;

(c) at any time before the Closing, by the Company and the Stockholder Representatives, if Parent or Merger Sub breaches in any material respect any of its representations or warranties contained in this Agreement or breaches or fails to perform in any material respect any of its covenants contained in this Agreement, which breach or failure to perform (i) would render a condition precedent to the Company’s obligations to consummate the transactions contemplated hereby set forth in Section 7.01(b) or Section 7.01(c) not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to Parent by the Company, cannot be cured or has not been cured by the earlier of the Outside Date and ten Business Days after the delivery of such notice; provided, however, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to the Company and the Stockholder Representatives, if the Company is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement; or

(d) at any time before the Closing, by Parent, if the Company breaches in any material respect any of its representations or warranties contained in this Agreement or breaches or fails to perform in any material respect any of its covenants contained in this Agreement, which breach or failure to perform (i) would render a condition precedent to Parent’s obligations to consummate the transactions contemplated hereby set forth in Section 7.01(a) or Section 7.01(c) not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to the Company and the Stockholder Representatives by Parent, cannot be cured or has not been cured by the earlier of the Outside Date and ten Business Days after the delivery of such notice; provided, however, that the right to terminate this Agreement under this Section 8.01(d) shall not be available to Parent if Parent is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement.

8.02 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.01, written notice thereof shall forthwith be given to the other parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of the Company, Parent or Merger Sub; provided, however, that except as set forth below, nothing herein shall relieve any party to this Agreement from liability arising from willful or intentional material breach hereof prior to such termination; provided, further, that Section 6.02, Section 6.07, the penultimate sentence of Section 6.09(b), this Section 8.02 and Article X (and any related definitional provisions throughout this Agreement) shall survive any termination of this Agreement.

ARTICLE IX.	INDEMNIFICATION.

9.01 Survival.

(a) The representations and warranties of the Company, Parent and Merger Sub set forth in this Agreement shall survive the Closing Date and remain in full force and effect until and including the date that is two years following the Closing Date. All covenants and agreements contained in this Agreement that contemplate survival thereof following the Closing Date shall survive the Closing Date in accordance with their respective terms. Notwithstanding anything to the contrary in this Agreement, if proper notice of an indemnification claim or a claim under Section 9.01(b) is given in accordance with this Agreement before the expiration of the applicable covenant, agreement, representation or warranty, then notwithstanding the expiration thereof, any claim based on such covenant, agreement, representation or warranty, as the case may be, shall survive until, but only for purposes of, the resolution of such claim.

(b) Rep & Warranty Policy Procedure. Until the Second Escrow Release Date, in the event that any Parent Indemnitee shall incur or suffer any Losses in respect of any Covered Claim, such Parent Indemnitee shall make and diligently pursue a timely claim under the Rep & Warranty Policy. Parent shall promptly provide notice (the “Insurance Claim Notice”) of any claim made under the Rep & Warranty Policy to the Stockholder Representatives, which notice shall constitute proper notice of a claim under Section 9.01(b) for purposes of the last sentence of Section 9.01(a). If payment of such Covered Claim is subject to the deductible or retention under the Rep & Warranty Policy (the amount of such applicable deductible or retention or the unpaid balance of such Covered Claim due to the Rep & Warranty Policy’s limitation on liability, the “Claim Amount”), the Parent Indemnitees shall provide to the Stockholder Representatives evidence thereof and the Stockholder Representatives shall execute a joint instruction with Parent to release from the Escrow Account the Claim Amount, subject to the limitations set forth in Section 9.02(d). In no event shall the aggregate amount required to be paid under this Section 9.01(b) exceed the then remaining Escrow Amount. For the avoidance of doubt, it is understood that the delivery of the Insurance Claim Notice shall serve to preserve all rights hereunder until and to the extent that such indemnifiable claim is determined to be a Covered Claim under the Rep & Warranty Policy and if such claim is determined by the insurer not to be a Covered Claim, then such claim shall be subject to Section 9.02(a) and Parent shall be required to deliver the required Claim Notice with respect thereto under Section 9.02(c) but for purposes of determining whether such notice is timely made prior to the Second Escrow Release Date, such notice will be deemed to have been given on the date of the Insurance Claim Notice. In the event that it is determined by the insurer under the Rep & Warranty Policy that a claim is a Covered Claim but that there was no breach of the underlying representation or warranty, Parent shall not be permitted to make any claim for indemnification with respect to the same breach under Section 9.02(a).

9.02 Indemnification Generally.

(a) By the Consideration Recipients. Subject to the provisions set forth in this Section 9.02, from and after the Closing Date, the Consideration Recipients shall, severally in proportion to their applicable Percentage Share (and not jointly), be responsible for and shall pay and indemnify and hold harmless Parent, Merger Sub and the Surviving Corporation, and their respective representatives (the “Parent Indemnitees”) solely out of the Escrow Account from, against and in respect of, the amount of any and all liabilities, damages, claims, deficiencies, fines, assessments, losses, Taxes, penalties, interest, costs and expenses, including, without limitation, reasonable fees and disbursements of counsel, but excluding any and all punitive damages, consequential or exemplary damages except for any of the foregoing that are actually paid to a third party pursuant to a third party claim (collectively, “Losses”) suffered by any of the Parent Indemnitees (“Parent Losses”) arising from, in connection with, or incident to any of the following: (i) any breach or violation of any of the covenants or agreements of the Company or the Stockholders Representatives contained in this Agreement, (ii) any breach or violation of any representation or warranty of the Company contained in Article III of this Agreement that is not a Covered Claim, (iii) any Transaction Fees that have not been paid at the Closing or reflected in the Final Transaction Fees Amount and (iv) any matter set forth on Schedule 9.02(a). For the avoidance of doubt, no indemnification may be sought hereunder for a Covered Claim, recovery with respect to which shall be subject to Section 9.01(b) and in no event shall the aggregate amount required to be paid by the Consideration Recipients under this Section 9.02(a) exceed the then remaining Escrow Amount.

(b) By Parent. Subject to the provisions set forth in this Section 9.02, from and after the Closing Date, Parent, Merger Sub and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless the Consideration Recipients from, against and in respect of, the full amount of any and all Losses arising from, in connection with, or incident to (i) any breach or violation of any of the covenants or agreements of Parent and Merger Sub contained in this Agreement and (ii) any breach or violation of any representation or warranty of Parent and Merger Sub contained in Article V of this Agreement.

(c) Indemnity Procedure. A party or parties hereto agreeing to be responsible for or to indemnify against any matter pursuant to this Agreement is referred to herein as the “Indemnifying Party” and the other party or parties claiming indemnity is referred to as the “Indemnified Party.” For purposes of this Section 9.02(c), where the Indemnifying Party or the Indemnified Party are the Consideration Recipients, all notices shall be given to or made by the Stockholder Representatives.

(i) An Indemnified Party under this Agreement shall, with respect to claims (other than Covered Claims which shall be subject to Section 9.01(b)) asserted against such party by any third party, give prompt written notice (including a copy of such claim if such claim is in writing) to the Indemnifying Party of any Liability which might give rise to a claim for indemnity under this Agreement (“Claim Notice”), provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party, except to the extent the rights of the Indemnifying Party are materially prejudiced. The Claim Notice shall state in reasonable detail the nature and basis of such third party claim and the dollar amount of such claim, if known.

(ii) The Indemnifying Party shall have thirty (30) days from the date of delivery of the Claim Notice to notify the Indemnified Party (A) whether the Indemnifying Party disputes Liability to the Indemnified Party hereunder with respect to the third party claim, and, if so, the basis for such a dispute, and (B) if the Indemnifying Party does not dispute Liability, whether or not the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend against the third party claim. In no event shall the Indemnified Party admit any liability with respect to such claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii) If the Indemnifying Party elects to defend against the third party claim, it may conduct the defense of such claim (including investigating and remediating such claim) through counsel of its choosing (subject to the Indemnified Party’s approval of such counsel, which approval shall not be unreasonably withheld) and it shall be solely responsible for the expenses of such defense and shall be bound by the results of its defense or settlement of the claim. The Indemnifying Party shall not settle any such claim without prior notice to and consultation with the Indemnified Party, and no such settlement involving (x) any equitable relief, (y) a finding or admission of a violation of applicable Law or violation of the rights of any Person by the Indemnified Party or (z) a finding or admission that would have a material adverse effect on other claims made or threatened against the Indemnified Party may be agreed to without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld) unless such settlement includes a complete and unconditional release of the Indemnified Party from all liabilities in respect of such claim; it being understood that the Indemnifying Party shall be entitled to settle any claim without the consent of the Indemnified Party if such settlement involves only the payment of monetary damages. So long as the Indemnifying Party is diligently contesting any such claim in good faith, the Indemnified Party may pay or settle such claim only at its own expense and the Indemnifying Party will not be responsible for the fees of separate legal counsel to the Indemnified Party. Notwithstanding the forgoing, the Indemnifying Party will bear the reasonable expenses of such separate legal counsel to the Indemnified Party if the defense in, or targets of, any such claim include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party shall have been advised by counsel that there are or are reasonably likely to be legal defenses available to it which are different from or additional to those available to the Indemnifying Party or that representation by the same counsel is or is reasonably likely to be a conflict of interest. The Indemnified Party may not settle or otherwise dispose of any claim for which the Indemnifying Party may have a liability under this Agreement without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party does not make such election, or having made such election, the Indemnifying Party fails to diligently defend against the third party claim, then the Indemnified Party may (after written notice to the Indemnifying Party), at the reasonable expense of the Indemnifying Party, elect to take over the defense of and proceed to handle such claim in its discretion and the Indemnifying Party shall be bound by any defense or settlement that the Indemnified Party may make in good faith with respect to such claim; provided that with respect to any failure of the Indemnifying Party to diligently defend against any third party claims, the Indemnified Party must provide notice to the Indemnifying Party of such failure and the Indemnified Party may only take over the defense of such third party claim if the Indemnifying Party does not cure such failure within thirty (30) days of the receipt of such notice or, if the Indemnified Party has been advised by legal counsel that permitting such 30-day cure period is reasonably likely to adversely affect the Indemnified Party with respect to such third party claim, such shorter period as may be reasonably determined by the Indemnified Party in consultation with its legal counsel, which shorter cure period will be set forth in such notice to such Indemnifying Party. In connection therewith, the Indemnifying Party will fully cooperate with the Indemnified Party should the Indemnified Party elect to take over the defense of any such claim.

(iv) The parties agree to cooperate in defending such third party claims and the Indemnified Party shall provide such cooperation and such access to its books, records and properties as the Indemnifying Party shall reasonably request with respect to any matter for which indemnification is sought hereunder; and the parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof.

(v) With regard to claims of third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party promptly upon the earliest to occur of: (i) the entry of a judgment against the Indemnified Party and the expiration of any applicable appeal period; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnified Party; or (iii) a settlement of the claim. Notwithstanding the foregoing, provided that there is no good faith dispute as to the applicability of indemnification, the reasonable expenses of counsel to the Indemnified Party and the other reasonable costs of defending such claim shall be reimbursed on a current basis by the Indemnifying Party in the case of any claim in which the Indemnifying Party has not assumed the defense. With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid promptly within five (5) Business Days by the Indemnifying Party upon demand by the Indemnified Party. Notwithstanding the foregoing, with respect to payments by the Consideration Recipients as the Indemnifying Party, such payments shall be made solely by the Escrow Agent from the then remaining Escrow Amount in accordance with the terms of this Agreement and the Escrow Agreement.

(vi) With regard to claims for which indemnification may be payable hereunder which do not involve a claim being sought to be collected by a third party, the Indemnified Party shall with reasonable promptness notify the Indemnifying Party of such claim, specifying the nature of such claim and the amount or the estimated amount thereof to the extent then feasible, provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party, except to the extent the rights of the Indemnifying Party are materially prejudiced. If the Indemnifying Party either accepts such claim or does not notify the Indemnified Party within thirty (30) days after the date of receipt of the claim notice that the Indemnifying Party disputes such claim, with a statement of the basis of such position, the amount of such claim shall be conclusively deemed a Liability of the Indemnifying Party hereunder and such indemnification claim shall be paid promptly by the Indemnifying Party. With respect to payments by the Consideration Recipients as the Indemnifying Party, such payments shall be made solely by the Escrow Agent from the Escrow Amount in accordance with the terms of this Agreement and the Escrow Agreement. If an objection is made in writing in accordance with this Section 9.02(c)(vi), the Indemnified Party shall respond in a written statement to the objection within twenty (20) days and, for forty (40) days thereafter, attempt in good faith to agree upon the rights of the respective parties with respect to such claim (and, if the parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties).

(d) Limitations on Liability.

(i) Anything in this Agreement to the contrary notwithstanding, no payments under Section 9.01(b) or any indemnification payment under Section 9.02(a)(ii), in each case relating to breaches of representations and warranties of the Company contained herein, shall be made to the Parent Indemnitees until the sum of the aggregate amount of (x) claims under Section 9.01(b) plus (y) Parent Losses equal at least $1,500,000, at which time the Parent Indemnitees shall be indemnified dollar-for-dollar to the extent of any and all amounts paid from the Escrow Amount under Section 9.01(b) and Parent Losses from the first dollar of such amounts paid from the Escrow Amount under Section 9.01(b) and Parent Losses, provided, that such limitation shall not apply to amounts paid from the Escrow Amount under Section 9.01(b) or Parent Losses arising from breaches of representations or warranties of the Company in Sections 3.01, 3.02, 3.03, 3.08, 3.14(a) (but only with respect to breaches of Section 3.14(a) resulting from the Company or any of its Subsidiaries having taken any action prohibited by Sections 6.05(b)(i), (ii), (iii), (v), (vi), (ix) or (x) between the date hereof and the Effective Time) 3.15, 3.24 and 3.25, or with respect to a claim of fraud or willful misconduct.

(ii) If an inaccuracy in any of the representations and warranties made by the Company or a breach of any covenants of the Company gives rise to a Deficiency Amount or a reduction in the Maximum Transaction Fees Amount, then such inaccuracy or breach shall not give rise to an indemnification obligation under Section 9.02(a) to the extent of the Losses taken into account in the calculation of such Deficiency Amount and such Deficiency Amount has been paid in accordance with this Agreement or to the extent the Maximum Transaction Fees Amount has been reduced in accordance with Section 6.05(d).

(iii) Notwithstanding anything to the contrary contained in this Agreement, the sole recourse of the Parent Indemnitees following the Closing against the Consideration Recipients for Losses from claims under Section 9.01(b) or Section 9.02(a) will be the remaining balance of the Escrow Account at any time.

(e) If an Indemnified Party recovers an amount from a third party in respect of a Loss that is the subject of indemnification under this Agreement after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article IX the Indemnified Party shall promptly remit to the Indemnifying Party (or in the case of the Consideration Recipients as the Indemnifying Party, the Stockholder Representatives on behalf of the Consideration Recipients) the excess (if any) of (i) the amount paid by the Indemnifying Party (including from the Escrow Account in the case of the Consideration Recipients) in respect of such Loss, plus the amount received from the third party in respect thereof, less (ii) the amount of the relevant Loss.

(f) Parent Indemnitees may not recover more than once in respect of any Losses. Notwithstanding anything herein to the contrary, no Indemnified Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Person or any of its Affiliates has been indemnified or reimbursed for such amount under any other provision of this Agreement.

(g) All payments (a) made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Sections 9.02(a) or 9.02(b), and (b) made pursuant to Section 6.16, shall be treated as adjustments to the Purchase Price for Tax purposes, except as otherwise required by applicable Law.

(h) For all purposes of this Article IX, “Losses” shall be net of any insurance amounts or other amounts from third parties actually received by the Parent Indemnitees in connection with the facts giving rise to the right of indemnification; provided, however, if Parent, the Surviving Corporation or any of their respective Affiliates receive any insurance proceeds or third party recovery as a result of the matter giving rise to any indemnification claim of such Indemnified Party against the Consideration Recipients after the Escrow Agent (on behalf of the Consideration Recipients) have paid from the Escrow Account such indemnification claim to such Indemnified Party, then such Indemnified Party shall promptly turn over any such insurance proceeds or third party recovery received to the Stockholder Representatives on behalf of the Consideration Recipients to the extent of the payments made from the Escrow Amount to such Indemnified Party on the claim.

(i) For all purposes of this Article IX, Taxes shall not constitute “Losses” to the extent such Taxes are reduced or offset by any Tax credit, deduction or other Tax asset attributable to a Tax period (or portion thereof) ending on and including the Closing Date.

9.03 Exculpation of Financing Sources. Notwithstanding anything to the contrary contained herein, no Seller Related Party (other than Parent and Merger Sub) shall have any rights or claims against any Financing Source in connection with this Agreement, the Merger, the Debt Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any rights or claims against any Seller Related Party (other than Parent and Merger Sub) in connection with this Agreement, the Merger, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the Merger, the foregoing will not limit the rights of the parties to the Debt Financing under any commitment letter related thereto. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortuous nature.

9.04 Remedies Exclusive. From and after the Closing Date, the remedies provided for in this Article IX shall be exclusive and shall preclude assertion by any Indemnified Party of any other rights or the seeking of any and all other remedies against the Indemnifying Party for claims based on this Agreement, other than for (a) actions for specific performance or other equitable remedies or (b) Losses arising out of or relating to fraud. Each party hereby waives any provision of applicable Law to the extent that it would limit or restrict the agreement contained in this Section 9.044. Notwithstanding anything herein to the contrary, the right of recovery provided under Section 9.01(b) and the indemnification provided for in Section 9.02 shall terminate on the second anniversary of the Closing Date (and no claims shall be made by any Indemnified Party in respect thereof thereafter), except that the right of recovery under Section 9.01(b) and the indemnification of the Indemnified Party shall continue as to any Claim Amount or Losses, as the case may be, of which any Indemnified Party has notified the Indemnifying Party in accordance with the requirements of this Article IX on or prior to the date such indemnification would otherwise terminate in accordance with this Article IX, as to which the indemnification obligation hereunder shall continue until the liability shall have been determined pursuant to this Article IX, and all Indemnified Parties for such Losses in accordance with and subject to the limitations of Article IX.

ARTICLE X.	MISCELLANEOUS.

10.01 Entire Agreement. This Agreement (together with the Exhibits and Schedules hereto and the documents referred to herein) and the Escrow Agreement contain, and are intended as, a complete statement of all of the terms of the arrangements between the parties with respect to the matters provided for herein, and supersedes any previous agreements and understandings between the parties with respect to those matters, provided, however, that the terms of the Confidentiality Agreement shall remain in full force and effect.

10.02 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if the Chancery Court determines that it does not have subject matter jurisdiction, in any other appropriate Delaware State or Federal court), for any litigation arising out of or relating to this Agreement, the Merger and the other transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 10.04 shall be effective service of process for any litigation brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement, the Merger or the other transactions contemplated hereby in such courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum. Notwithstanding anything herein to the contrary, each Seller Related Party and each of the other parties hereto (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 10.04 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) To the fullest extent permitted by Law, the parties hereto hereby waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Agreement or any dealings between them relating to the subject matter of this transaction. The parties hereto also waive any bond or surety or security upon such bond which might, but for this waiver, be required of any of the other parties. The scope of this waiver is intended to be all–encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this Agreement, including contract claims, tort claims, breach of duty claims, and all other common Law and statutory claims. The parties hereto acknowledge that this waiver is a material inducement to enter into a business relationship, that each has already relied on the waiver in entering into this Agreement and that each will continue to rely on the waiver in their related future dealings. The parties hereto further warrant and represent that each has reviewed this waiver with its or his, as the case may be, legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and the waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this Agreement or to any other documents or agreements relating to the transactions contemplated hereby. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court. Notwithstanding anything herein to the contrary, each Seller Related Party and each other party hereto hereby irrevocably waives, to the fullest extent permitted by law, all rights of trial by jury in any action, proceeding, or counterclaim (whether based upon contract, tort or otherwise) arising out of or relating to this Agreement, the Debt Financing or any of the other transactions contemplated hereby or thereby, including any action, proceeding or counterclaim against any Financing Source.

10.03 Amendment; Waiver. No provision of this Agreement may be amended or modified except by an instrument or instruments in writing signed by the parties hereto. Any party may waive compliance by another with any of the provisions of this Agreement. No waiver of any provision hereof shall be construed as a waiver of any other provision or subsequent breach. Any waiver must be in writing. The failure of any party hereto to enforce at any time any provision hereof shall not be construed to be a waiver of such provision, nor in any way to affect the validity hereof or any part hereof or the right of any party thereafter to enforce each and every such provision. Notwithstanding anything to the contrary herein contained, Sections 9.03, 10.02, and 10.03 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

10.04 Notices. Any notice, request, instruction or other document or other communication to be given in connection with this Agreement by a party hereto shall be in writing and shall be deemed to have been given (i) when received if given in person or by courier or a courier service (providing proof of delivery), (ii) on the date of transmission if sent by confirmed email or facsimile, (iii) on the next Business Day if sent by an overnight delivery service (providing proof of delivery), or (iv) five (5) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid. Any such communication in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Company, to it at:

Visant Holding Corp.
c/o Jostens, Inc.
3601 Minnesota Drive Suite 400
Minneapolis, MN 55435
	Attention:	Cathy Landman
	Email:	cathy.landman@jostens.com
	Phone:	(952) 830-3000
	Fax:	(952) 516-5444

With a copy to (which shall not constitute notice hereunder):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Marni J. Lerner, Esq.
	Email:	mlerner@stblaw.com
	Phone:	(212) 455-2000
	Fax:	(212) 455-2502

If to the Stockholder Representatives:

Fusion Acquisition LLC
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street
New York, New York 10019
	Attention:	Tagar C. Olson
	Email:	tagar.olson@kkr.com
	Phone:	(212) 750-8300
	Fax:	(212) 750-0003

and:

Gamma LP
c/o aPriori Capital Partners
11400 W. Olympic Blvd. Suite 1400
Los Angeles, CA 90064
	Attention:	Susan Schnabel
	Email:	sschnabel@aprioricapital.com
	Phone:	(424) 276-4484
	Fax:	(310) 899-9101

With a copy to (which shall not constitute notice hereunder):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Marni J. Lerner, Esq.
Email:	mlerner@stblaw.com
Phone:	(212) 455-2000
Fax:	(212) 455-2502

If to Parent, to it at:

Jarden Corporation
1800 N. Military Trail, Suite 210
Boca Raton, FL 33431
Attention: John E. Capps, Executive Vice President- Administration,
General Counsel and Secretary
Email:	jcapps@jarden.com
Phone:	(561) 912-5109
Fax:	(561) 338-6766

With a copy to (which shall not constitute notice hereunder):

Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
Attention: Robert L. Lawrence, Esq.; Mitchell D. Hollander, Esq.
Email:	rlawrence@kanekessler.com; mhollander@kanekessler.com
Phone:	(212) 541-6222
Fax:	(212) 245-3009

10.05 Severability. If any provision of this Agreement is held by any court of competent jurisdiction to be illegal, invalid or unenforceable, such provision shall be of no force and effect as to that jurisdiction, but the illegality, invalidity or unenforceability shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement in that or any other jurisdiction.

10.06 Assignment and Binding Effect. None of the parties hereto may assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of the other parties hereto. All of the terms and provisions of this Agreement shall be binding on, and shall inure to the benefit of, the respective legal successors and permitted assigns of the parties.

10.07 No Benefit to Others. Except as provided in Section 6.12 and Section 10.08 (the provisions of which Sections shall inure to the benefit of the person or entities benefiting therefrom who are intended to be third party beneficiaries thereof), the representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and their respective successors and permitted assigns and they shall not be construed as conferring and are not intended to confer any rights on any other persons, except that the Financing Sources shall be express third party beneficiaries of Section 9.03, Section 10.02, and Section 10.03, each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.

10.08 No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution, performance or breach of this Agreement including, any representation or warranty made or alleged to have been made in, in connection with or as an inducement to, this Agreement or in respect of any oral representations made or alleged to be made in connection herewith or the transactions contemplated hereby (each of the above described legal, equitable or other theories or sources of liability, a “Recourse Theory”), may only be made against the entities and persons that are expressly identified as parties to this Agreement in their capacities as such and no person who is not a party hereto, including any Consideration Recipient and any former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any such claim or causes of action (whether in tort, contract or otherwise) based on, in respect of, or by reason of, any Recourse Theory. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims under any Recourse Theory against, or seek to recover monetary damages from, any Non-Recourse Party.

10.09 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. It is accordingly agreed that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the party seeking the injunction, specific performance and other equitable relief has an adequate remedy of Law. To the extent any party hereto brings any action to enforce specifically the performance of the terms and provisions of this Agreement (other than an action solely to specifically enforce any provision that expressly survives termination of this Agreement pursuant to Section 8.02 hereof) when available to such party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended by (i) the amount of time during which such action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such action.

10.10 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, and each party thereto may become a party hereto by executing a counterpart hereof. This Agreement and any counterpart so executed shall be deemed to be one and the same instrument.

10.11 Interpretation. Article titles, headings to sections and the table of contents are inserted for convenience of reference only and are not intended to be a part or to affect the meaning or interpretation hereof. The Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in any schedule hereto is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party hereto shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes hereof. As used herein, “include,” “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import; “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words in a visible form; “hereof,” “herein,” “hereunder” and comparable terms refer to the entirety hereof and not to any particular article, section or other subdivision hereof or attachment hereto; references to the masculine include the feminine and vice versa; references to the singular include the plural and vice versa; references to this Agreement or other documents are as amended or supplemented from time to time; references to “Article,” “Section” or another subdivision or to an attachment or “Schedule” are to an article, section or subdivision hereof or an attachment or Schedule hereto.

10.12 Disclosure Schedules. The numbered sections and subsections referenced in each Schedule correspond to the numbered sections and subsections of the Agreement. Any disclosure made on any Schedule shall be deemed to be a disclosure only to the indicated Schedule, except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to or relevant to another Schedule of this Agreement, even if there is no cross reference in such Schedule to such other Schedule. The inclusion of any information on any Schedule shall not be deemed to be an admission or acknowledgment by the Company, in and of itself, that such information is required to be listed on any Schedule or is material to or outside the ordinary course of the business (except where expressly stated in the relevant representation, warranty or covenant) of the Company and its Subsidiaries and shall not be construed as an admission of liability or responsibility under any Law or in any dispute or controversy. In addition, matters reflected in any Schedule are not necessarily limited to matters required by this Agreement to be reflected in such Schedule. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in the Agreement nor the inclusion of any specific item in any Schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material (except where expressly stated in the relevant representation, warranty or covenant), and shall not be construed as an admission of liability or responsibility under any Law or in any dispute or controversy. To the extent a disclosure in any Schedule makes reference to or describes a provision of any agreement or other document, such reference or description is qualified in its entirety by the actual terms and provisions of such agreement or other document. Agreements and documents referenced within an agreement or document disclosed in any Schedule shall not be deemed to be disclosed pursuant to a Schedule unless and to the extent specifically referred to in such Schedule. The information contained in any Schedule is in all respects subject to any Confidentiality Agreement.

10.13 No Presumption. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent and there shall be no presumption against the draftsman.

10.14 Stockholder Representatives.

(a) Upon the effectiveness of the approval by the holders of Common Stock of the Merger, and without any further act of any Consideration Recipient, Fusion Acquisition LLC and Gamma LP (collectively, and acting unanimously, the “Stockholder Representatives”) shall be, and hereby are, appointed as agents and attorneys-in-fact, for each Consideration Recipient with full power of substitution to act in the name, place and stead of such Consideration Recipient with respect to the transactions contemplated by this Agreement and to act on behalf of such Consideration Recipient in any amendment of or litigation or arbitration involving this Agreement or the Escrow Agreement and to do or refrain from doing all such further acts and things, and to execute all such documents, as such Stockholder Representatives shall deem necessary or appropriate in conjunction with any of the transactions contemplated by this Agreement or the Escrow Agreement, including the power:

(i) to take all action necessary or desirable in connection with the waiver of any condition to the obligations of the Company to consummate the transactions contemplated by this Agreement;

(ii) to negotiate, execute and deliver all ancillary agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement or the Escrow Agreement (it being understood that the Company and any Consideration Recipient, shall execute and deliver any such documents which the Stockholder Representatives agree to execute);

(iii) to terminate this Agreement or the Escrow Agreement if they or the Company are entitled to do so;

(iv) to give and receive all notices, communications and funds to be given or received under this Agreement and the Escrow Agreement and to receive service of process in connection with any claims under this Agreement and the Escrow Agreement, including service of process in connection with arbitration;

(v) to bring or defend any claim or action on behalf of the Consideration Recipients to enforce their rights under this Agreement and in connection with the transactions contemplated hereby; and

(vi) to take all actions which under this Agreement and the Escrow Agreement may be taken by any Consideration Recipient and to do or refrain from doing any further act or deed on behalf of any Consideration Recipient which the Stockholder Representatives deem necessary or appropriate in their sole discretion relating to the subject matter of this Agreement and the Escrow Agreement as fully and completely as such Consideration Recipients could do if personally present.

(b) The Stockholder Representatives will not be liable for any act taken or omitted by it as permitted under this Agreement or the Escrow Agreement, except if such act is taken or omitted in bad faith or gross negligence. The Stockholder Representatives will also be fully protected in relying upon any written notice, demand, certificate or document that they in good faith believes to be genuine (including facsimiles thereof).

(c) Consideration Recipients agree, severally but not jointly, to indemnify (on a pro rata basis based upon their respective Percentage Share) the Stockholder Representatives for, and to hold the Stockholder Representatives harmless against, any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholder Representatives, arising out of or in connection with the Stockholder Representatives’ carrying out their duties under this Agreement, including costs and expenses of successfully defending the Stockholder Representatives against any claim of liability with respect thereto. The Stockholder Representatives may consult with counsel of their own choice and will have full and complete authorization and protection for any action taken and suffered by them in good faith and in accordance with the opinion of such counsel.

(d) If Fusion Acquisition LLC or Gamma LP resigns in writing as a Stockholder Representative or otherwise becomes unable to serve as a Stockholder Representative, Fusion Acquisition LLC or Gamma LP, respectively, may designate as a successor Stockholder Representative either (i) an Affiliate of Fusion Acquisition LLC or Gamma LP or (ii) any other person with the written consent of Parent (the “Successor Stockholder Representative”). Upon written acceptance by such Successor Stockholder Representative to serve as a Stockholder Representative, such Successor Stockholder Representative shall thereupon succeed to and become vested with all of the powers and duties and obligations of the applicable original Stockholder Representative without further act, and such original Stockholder Representative shall be discharged from its duties and obligations hereunder but shall continue to have the benefits of the indemnification set forth in this Section 10.14. Notwithstanding any replacement of such original Stockholder Representative hereunder, the provisions of this Section 10.14 shall continue in effect for the benefit of such original Stockholder Representative with respect to all actions taken or omitted to be taken by it while acting as a Stockholder Representative.

(e) All of the indemnities, immunities and powers granted to the Stockholder Representatives under this Agreement shall survive the Closing and/or termination of this Agreement.

(f) The grant of authority to the Stockholder Representatives provided for in this Section 10.14, (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Consideration Recipient, and (ii) shall survive the Closing.

(g) Upon the approval of the other Stockholder Representative, either Stockholder Representative shall be entitled to withdraw cash amounts from the Stockholder Representative Expense Amount in reimbursement for out-of-pocket fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by such Stockholder Representative in performing any actions under this Agreement or the Escrow Agreement. Any portion of the Stockholder Representative Expense Amount shall otherwise remain available to the Stockholder Representatives for such purposes until such time as the Stockholder Representatives shall distribute any or all of such funds to the Consideration Recipients based on each such Consideration Recipient’s Percentage Share pursuant to Section 1.04(b).

[signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

Parent:

JARDEN CORPORATION

By:	/s/ John E. Capps
Name:	John E. Capps
Title:	Executive Vice President - Administration, General Counsel and Secretary

Merger Sub:

VHC MERGER SUB, INC.

By:	/s/ John E. Capps
Name:	John E. Capps
Title:	Vice President and Secretary

Company:

VISANT HOLDING CORP.

By:	/s/ James Simpson
Name:	James Simpson
Title:	Chief Financial Officer

Stockholder Representatives:

FUSION ACQUISITION LLC
(solely in its capacity as Stockholder Representative)

By:	/s/ Tagar Olson
Name:	Tagar Olson
Title:	Secretary

GAMMA LP
(solely in its capacity as Stockholder Representative)

By:	/s/ Susan C. Schnabel
Name:	Susan C. Schnabel
Title:	Director

ANNEX A

DEFINED TERMS

“Affiliate” shall mean, with respect to any specified person, any other person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first person.

“Aggregate First Escrow Balance” shall have the meaning set forth in Section 1.04(b).

“Aggregate Second Escrow Balance” shall have the meaning set forth in Section 1.04(b).

“Aggregate Special Indemnification Pending Claim Amount” shall have the meaning set forth in Section 1.04(b).

“Aggregate Unresolved Other Pending Claim Amount” shall have the meaning set forth in Section 1.04(b).

“Agreement” shall have the meaning assigned to such term in the Preamble.

“Assets” means all assets, both tangible and intangible, of every kind, nature and description.

“Business Day” shall mean a day other than Saturday or Sunday or a day on which banks are required or authorized to close in the State of New York

“Cash” shall mean all cash, and cash equivalents, (including bank deposits, checks and drafts received but not yet cleared and convertible to cash within 30 days) and marketable securities of or held by the Company or any of its Subsidiaries (convertible to cash within thirty (30) days), as of the date of determination (but before taking into account the consummation of the Merger), minus the amount payable in respect of uncleared checks and drafts issued prior to the determination date. For the avoidance of doubt, Cash shall exclude any cash which is not freely usable by Parent or the Surviving Corporation because it is subject to restrictions, limitations or Taxes on use or distribution by law, contract or otherwise, including without limitation, restrictions on dividends and repatriations or any other form of restriction.

“Certificate of Merger” shall have the meaning set forth in Section 1.02.

“Claim Amount” shall have the meaning set forth in Section 9.01(b).

“Claim Notice” shall have the meaning set forth in Section 9.02(c)(i).

“Class A Common Stock” shall have the meaning set forth in Section 3.01(a).

“Class B Common Stock” shall have the meaning set forth in Section 3.01(a).

“Class C Common Stock” shall have the meaning set forth in Section 3.01(a).

“Closing” shall have the meaning set forth in Section 2.01.

“Closing Date” shall have the meaning set forth in Section 2.01.

“Closing Indebtedness” shall mean, without duplication, the aggregate amount of the Indebtedness of the Company and its Subsidiaries (including, for the avoidance of doubt, the Payoff Indebtedness other than the Payoff Indebtedness incurred under the revolving credit facility under the Credit Agreement, but including revolver commitment fees and revolver letter of credit fees under the revolving credit facility under the Credit Agreement) as of 11:59 PM New York City time on the Business Day immediately prior to Closing, but excluding all such Indebtedness between the Company and any of its Subsidiaries at Closing and all such Indebtedness incurred under the revolving credit facility under the Credit Agreement.

“Closing Statement” shall have the meaning set forth in Section 1.04(g)(i).

“Closing Statement Review Period” shall have the meaning set forth in Section 1.04(g)(i).

“Code” shall have the meaning set forth in Section 3.13(b).

“Collective Bargaining Agreements” means the agreements set forth on Schedule 6.10.

“Common Stock” shall have the meaning set forth in Section 3.01(a).

“Company” shall have the meaning assigned to such term in the Preamble.

“Company Documents” shall have the meaning set forth in Section 3.03.

“Company Employees” shall have the meaning set forth in Section 6.10(a).

“Company Intellectual Property” shall have the meaning set forth in Section 3.11(a).

“Company Real Property” shall mean the collective reference to the Owned Real Property and Leased Real Property.

“Company Stock Options” shall mean outstanding options to purchase shares of Class A Common Stock.

“Company Stockholder Approval” shall have the meaning set forth in Section 6.01.

“Company Unaudited Financial Statements” shall have the meaning set forth in Section 3.09(a).

“Confidentiality Agreement” shall mean the Non-Disclosure Agreement dated June 8, 2015, executed by Parent and the Company.

“Consideration Recipient” shall mean each person who is, as of the Effective Time, a holder of shares of Class A Common Stock or Class C Common Stock (including restricted shares but excluding shares held by the Company as treasury stock and shares held by any Subsidiary of the Company).

“Contract” means any written contract, agreement, loan or credit agreement, note, bond, guaranty, mortgage, indenture, instrument, lease, sublease, purchase order or other contract agreement, commitment or license to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of its assets or property are bound.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of securities, by contract, management control, or otherwise. “Controlled” and “Controlling” shall be construed accordingly. Notwithstanding the foregoing, for all purposes of this Agreement, in no event shall an Affiliate of the Company include any “portfolio company” (as such term is customarily used among institutional investors) of Kohlberg Kravis Roberts & Co. L.P., Gamma LP or any of their respective Affiliates.

“Costs” shall have the meaning set forth in Section 6.12(a).

“Covered Claim” shall mean any claim under the Rep & Warranty Policy relating to any breach or violation of any representation or warranty of the Company contained in Article III of this Agreement that is covered under such policy irrespective of any applicable deductible or retention, but shall not include any claim to the extent that such claim (i) is subject to an exclusion, qualification or other limitation under the Rep & Warranty Policy, (ii) exceeds the limitation on aggregate liability under the Rep & Warranty Policy or (iii) is otherwise denied coverage under the Rep & Warranty Policy other than as a result of a determination by the insurer under the Rep & Warranty Policy that such claim is a Covered Claim but there was no breach of the underlying representation and warranty relating to such claim.

“Credit Agreement” shall mean the Credit Agreement dated as of September 23, 2014, among V Sub, Visant Secondary Holdings Corp., the lending institutions from time to time parties thereto and Credit Suisse AG, as administrative agent and collateral agent.

“D&O Indemnified Parties” shall have the meaning set forth in Section 6.12(a).

“D&O Indemnity” shall have the meaning set forth in Section 6.12(a).

“Debt Financing” shall have the meaning assigned thereto in the definition of “Financing Sources”.

“Deficiency Amount” shall have the meaning set forth in Section 1.04(g)(ii).

“DGCL” shall have the meaning set forth in Section 1.01.

“Disposed Business” shall mean the sale, transfer or disposition prior to the Closing of all of the equity of and rights and obligations with respect to Tripolis Holdings S.a.r.l.

“Disposition” shall have the meaning set forth in Section 6.20.

“Dissenting Shares” shall have the meaning set forth in Section 1.04(f).

“Effective Time” shall have the meaning set forth in Section 1.02.

“Environmental Laws” means all Laws and Permits concerning public health and safety, worker health and safety, pollution or protection of the environment. Protection of the environment includes, without limitation, protection of the air, surface water, groundwater, drinking water supply, and surface or subsurface land or structures, from the presence, use, production, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, Release, disposal, distribution control or cleanup of Materials of Environmental Concern, or threatened Release of Materials of Environmental concern. Environmental Laws include, without limitation, the Clean Air Act, the Toxic Substance Control Act, the Clean Water Act, the Oil pollution Act of 1990, Comprehensive Environmental Reponses, Compensation and Liability Act (“CERCLA”), the Resource Conversation and Recovery Act, and the Occupation Safety and Health Act of 1970, and their applicable state law counterparts, each as they have been amended from time to time.

“ERISA” shall have the meaning set forth in Section 3.13(b).

“Escrow Account” shall have the meaning set forth in Section 1.04(c)(ii).

“Escrow Agent” shall mean JPMorgan Chase Bank, N.A. or such other nationally-recognized financial institution providing escrow agent services as may be mutually agreed upon by Parent and the Stockholder Representatives.

“Escrow Agreement” shall mean that certain escrow agreement to be entered into at the Closing by and among Parent, the Stockholder Representatives and the Escrow Agent, to be in a form mutually acceptable to the parties thereto and pursuant to which Escrow Agent will hold the Escrow Amount for a period of two years following the Closing Date to secure certain of Parent’s rights hereunder in accordance with the terms of this Agreement and the definitive escrow agreement among such parties.

“Escrow Amount” shall mean the sum of the First Escrow Amount and the Second Escrow Amount.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Final Closing Indebtedness Amount” shall have the meaning set forth in Section 1.04(g)(i).

“Final Transaction Fees Amount” shall have the meaning set forth in Section 1.04(g)(i).

“Financial Statements” shall mean the V Sub Financial Statements and the Company Unaudited Financial Statements, collectively.

“Financing” shall have the meaning set forth in Section 6.09.

“Financing Sources” shall mean the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the debt financing (“Debt Financing”) contemplated to be obtained by Parent as set forth in that certain Commitment Letter, dated as of the date hereof, among Parent and Barclays Bank PLC, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, partners, trustees, shareholders controlling persons, agents and representatives and their respective successors and assigns.

“First Escrow Amount” shall mean the amount set forth on Schedule 1.04(b).

“First Escrow Release Date” means the later of (x) the date on which the Final Closing Indebtedness Amount and Final Transaction Fees Amount have been agreed upon or determined by the Independent Accountant in accordance with this Agreement and (y) March 31, 2016.

“Foreign Corrupt Practices Act” means the Foreign Corrupt Practices Act of 1977, Pub. L. No. 95-213, 91 Stat. 1494 (codified as amended at 15 U.S.C. §§ 78m, 78dd-1 to -3, 78ff (1999)).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any governmental authority, commission, agency, public body or authority, domestic or foreign or any other arbitrator, mediator or other intervening person having authority with respect to a matter.

“Incentive Plans” shall have the meaning set forth in Section 1.05(a).

“Indebtedness” shall mean, without duplication and determined on a consolidated basis, the aggregate amount (including the current portions thereof) of (a) all outstanding indebtedness of the Company and its Subsidiaries for borrowed money, whether secured or unsecured, and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or similar debt instruments, (b) all outstanding indebtedness of the Company and its Subsidiaries for the deferred purchase price of property or services (other than current accounts payable in the ordinary course), (c) all obligations of the Company and its Subsidiaries in respect of any lease of (or other arrangements conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for under GAAP as capital leases, (d) all Liabilities under any swap, future or option agreement or other similar contracts, instruments or derivatives designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates, foreign exchange or other capital market risks, but excluding any gold forward contracts, (e) all fees, penalties and other payments, including, without limitation, breakage fees, prepayment fees and change of control fees, payable with respect to indebtedness described in the foregoing clauses (a) through (d) as a result of or in connection with this Agreement, (f) any liability in respect of interest, fees or other charges in respect of any indebtedness referred to in clauses (a) through (e) above, and (g) all outstanding indebtedness referred to in clauses (a) through (f) above which is guaranteed by the Company or any of its Subsidiaries and (h) the other items set forth on set forth on Schedule 1.04(c)(iv)(i).

“Indemnified Parties” shall have the meaning set forth in Section 9.02(c).

“Indemnifying Party” shall have the meaning set forth in Section 9.02(c).

“Indenture” shall mean the Indenture, dated as of September 22, 2010, among Visant Corporation, the guarantors party thereto and U.S. Bank National Association, as trustee, as supplemented or amended from time to time,

“Independent Accountant” shall have the meaning set forth in Section 1.04(g)(i).

“Independent Accountant Dispute Notice” shall have the meaning set forth in Section 1.04(g)(i).

“Insurance Claim Notice” shall have the meaning set forth in Section 9.01(b).

“Intellectual Property” shall mean all of the following in any jurisdiction throughout the world: (i) patents, patent applications, patent disclosures and inventions; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos and slogans and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works; (iv) registrations and applications for any of the foregoing; (v) trade secrets, and other confidential information (including formulas, compositions, inventions, whether patentable or unpatentable), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information; and (vi) computer software, data, data bases and documentation thereof.

“IRS” shall mean the U.S. Internal Revenue Service.

“Jostens Division” shall mean the Company and only the following Subsidiaries, collectively: Visant Secondary Holdings Corp., a Delaware corporation; Visant Corporation, a Delaware corporation; Jostens, Inc., a Minnesota corporation; Jostens Canada, Ltd., a Canada, Manitoba corporation; Neff Holding Company, a Delaware corporation; Neff Motivation, Inc., an Ohio corporation; Rock Creek Athletics, Inc., an Iowa corporation; Memory Book Acquisition LLC, a Delaware limited liability company; and The Lehigh Press, a Delaware limited liability company.

“Jostens Division Financial Statements” shall have the meaning set forth in Section 3.09(a).

“Knowledge of the Company” or words of similar effect shall mean the actual knowledge of any of Marc Reisch, Chuck Mooty, Murad Velani, Jim Simpson, Andy Hannah and Catherine Landman.

“Knowledge of the Parent” or words of similar effect shall mean the actual knowledge of Ian G.H. Ashken.

“Law” or “Laws” shall mean any statute, law, rule, regulation, code, order, ordinance, order, decree injunction or writ of any Governmental Authority.

“Leased Real Property” means all of the land and improvements thereon leased pursuant to the leases set forth on Schedule 3.18(a).

“Letter of Transmittal” shall mean the letter of transmittal together with the instructions thereto for use in effecting the surrender of the certificates representing shares of Class A Common Stock or Class C Common Stock in exchange for the consideration contemplated to be paid pursuant to this Agreement, in the form attached hereto as Exhibit B.

“Liability” and “Liabilities” means any liability or obligation (whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due).

“Liens” means charges, claims, mortgages, liens, security interests, pledges, easements, rights of first refusal, options, restrictions, defects of title or encumbrances of any kind.

“Losses” shall have the meaning set forth in Section 9.02(a).

“Material Adverse Effect” means any change, event, fact, effect or occurrence that individually or in the aggregate with all other changes, events, facts, effects or occurrences, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and the Subsidiaries taken as a whole, other than any material adverse effect resulting from (i) changes in general economic, financial market or geopolitical conditions, (ii) general changes or developments in any of the industries in which the Company or the Subsidiaries operate, (iii) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and the Subsidiaries attributable to the announcement and performance of this Agreement or the identity of the parties to this Agreement, (iv) the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein and the taking of any action, or the failure to take any action, by the Company or the Subsidiaries to the extent requested by Parent, (v) any actions required under this Agreement to obtain any approval or authorization under applicable antitrust or competition Laws for the consummation of the transactions contemplated hereby, (vi) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof on or after the date hereof, (vii) any outbreak or escalation of hostilities or war (whether or not declared), sabotage, military actions or any act of terrorism or any earthquakes, floods, natural disasters or other similar “force majeure” acts of nature, (viii) any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself on or after the date hereof (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect) or (ix) any change in the credit rating of the Company or any of its Subsidiaries or Parent or any of its Affiliates, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), except, in case of the foregoing to the extent that such material adverse effect resulting from the matters set forth in clauses (i), (ii), (vi) and (vii) has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to persons in the industry in which the Company or the Subsidiaries operate generally.

“Material Contracts” shall have the meaning set forth in Section 3.12(a).

“Materials of Environmental Concern” shall mean any hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act.

“Maximum Closing Indebtedness Amount” shall mean the amount set forth on Schedule 1.04 detailing the calculation of such amount.

“Maximum Transaction Fees Amount” shall mean the amount set forth on Schedule 1.04 detailing the calculation of such amount, as may be adjusted pursuant to Section 6.05(d) hereof.

“Merger” shall have the meaning set forth in the Preamble.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) or ERISA.

“New Plans” shall have the meaning set forth in Section 6.10(b).

“Non-Recourse Party” shall have the meaning set forth in Section 10.08.

“Notice of Closing Statement Disagreement” shall have the meaning set forth in Section 1.04(g)(i).

“Old Plans” shall have the meaning set forth in Section 6.10(b).

“Optionholder” shall have the meaning set forth in Section 1.05(a).

“Optionholders” shall have the meaning set forth in Section 1.05(a).

“Outside Date” shall have the meaning set forth in Section 8.01(b).

“Owned Real Property” means the land and improvements thereon owned by the Company or any Subsidiary, and more particularly described on Schedule 3.18(a).

“Parent” shall have the meaning set forth in the Preamble.

“Parent and Merger Sub Documents” shall have the meaning set forth in Section 5.01.

“Parent Documents” shall have the meaning set forth in Section 5.01.

“Parent Indemnitees” shall have the meaning set forth in Section 9.02(a).

“Parent Losses” shall have the meaning set forth in Section 9.02(a).

“Payoff Indebtedness” shall mean, without duplication, the sum of all principal and accrued interest due with respect to (i) the Credit Agreement, (ii) the Senior Notes, issued under the Senior Notes Indenture, (iii) the other items set forth on Schedule 1.04(c)(iv)(ii) which are noted to be paid off at Closing and (iv) all other indebtedness for borrowed money of the Company and its Subsidiaries, including accrued interest payable for any of the foregoing on the Closing Date and including any premiums (and other breakage costs) payable upon prepayment or redemption of or tender for any of the foregoing.

“PBGC” shall have the meaning set forth in Section 3.13(d).

“Percentage Share” shall mean, (A) with respect to each Consideration Recipient (other than an Optionholder), a percentage equal to the quotient of (1) the total number of shares of Class A Common Stock and Class C Common Stock (including restricted shares but excluding shares held by the Company as treasury stock and shares held by any Subsidiary of the Company) owned by such person immediately prior to the Effective Time, divided by (2) the Share Number, and (B) with respect to each Optionholder, a percentage equal to the quotient of (1) the total number of shares of Class A Common Stock subject to Company Stock Options owned by such person immediately prior to the Effective Time, divided by (2) the Share Number.

“Permits” shall mean permits, licenses, authorizations, memberships, consents, certificates, registrations, qualifications, variances, exemptions, orders, franchises, approvals or other rights and privileges of any Governmental Authority.

“Permitted Exceptions” means (A) Liens for Taxes, assessments or other charges by Governmental Authorities securing payments not yet due or for which there is a maintenance of adequate reserves on the Financial Statements for payment of the same, (B) such defects, imperfections or irregularities of title, easements, encroachments, rights-of-way, reciprocal easement agreements, and other similar restrictions or encumbrances with respect to the Owned Real Property and Leased Real Property as do not individually or in the aggregate materially affect the use of the properties subject thereto or affected thereby or otherwise materially impair business operations at such properties, (C) mortgages, deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company, (D) such matters as may be identified by a title search, title report, title policy or survey, copies of which have been provided to Parent, of the Owned Real Property and Leased Real Property, provided such matters do not materially affect the use of the properties subject thereto or affected thereby or otherwise materially impair business operations at such properties (E) all applicable zoning, entitlement, conservation restrictions, building and similar codes and regulations and other land use regulations, none of which materially detracts from the value of or materially and adversely interferes with the present use of, such real property and (F) liens with respect to consignment arrangements.

“person” or “Person” shall mean an individual, corporation, partnership, trust, proprietorship, association, governmental body, agency or subdivision or other entity, and shall also include its successors and permitted assigns of the foregoing.

“Phantom Stock Award” shall mean any awards of phantom stock, phantom units and/or cash, whether vested or unvested, pursuant to the Company’s various long term incentive programs.

“Phoenix Color Agreement” shall mean that certain Purchase Agreement, dated as of July 11, 2015, by and among Visant Corporation, ALJ Regional Holdings, Inc. and the Company relating to the sale Phoenix Color Corp.

“Phoenix Entities” shall mean Phoenix Color Corp. and its subsidiaries.

“Plan” shall mean, for the purposes of Section 3.13, each “employee benefit plan” within the meaning of Section 3(3) of ERISA, and each other equity incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, bonus, incentive, savings, retirement, deferred compensation, or other compensatory or benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA (including any related funding mechanism), in each case other than a Multiemployer Plan, under which any current or former employee, officer, director, contractor or consultant of the Company (or dependent, survivor or beneficiary thereof) or any of its Subsidiaries has any present or future right to compensation or benefits and which has been entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any present or potential future liability.

“Preferred Stock” shall have the meaning set forth in Section 3.01(a).

“Proposed Acquisition Transaction” shall have the meaning set forth in Section 6.14.

“Purchase Price” shall mean $44,920,000, minus (i) the Escrow Amount and minus (ii) the Stockholder Representative Expense Amount minus (iii) any amount paid by the Company pursuant to Section 6.12(c).

“Purchase Price Per Share” shall mean an amount equal to (i) the sum of the Purchase Price divided by (ii) the Share Number.

“Recourse Theory” shall have the meaning set forth in Section 10.08.

“Redemption Notice” shall have the meaning set forth in Section 6.15.

“Related Party” shall have the meaning set for in Section 3.16(a).

“Release” shall mean any release, including any actual spilling, leaking, migrating, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, discharge, disposal or disposing into the environment of any Materials of Environmental Concern.

“Rep & Warranty Policy” shall have the meaning set forth in Section 6.03.

“Restrictive Covenant Agreements” shall have the meaning set forth in Section 7.02(g).

“SEC” shall have the meaning set forth in Section 3.09(c).

“SEC Reports” shall have the meaning set forth in Section 3.09(c).

“Second Escrow Amount” shall mean $23,500,000.

“Second Escrow Release Date” shall mean the date that is two (2) years following the Closing Date.

“Seller Related Party” shall mean each of the Company, the Stockholders and each of their respective Affiliates and their and their respective Affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

“Senior Notes” shall mean 10.00% Senior Notes due 2017 issued by Visant Corporation.

“Senior Notes Indenture” shall mean that certain indenture, dated as of September 22, 2010, by and among Visant Corporation, the guarantors named therein and U.S. Bank, National Association, as trustee, with respect to the Senior Notes.

“Share Number” shall mean the sum of (A) the number of shares of Class A Common Stock and Class C Common Stock (including restricted shares but excluding shares held by the Company as treasury stock and shares held by any Subsidiary of the Company) issued and outstanding immediately prior to the Closing outstanding immediately prior to the Closing.

“Significant Customers and Suppliers” shall mean, collectively, the ten (10) largest customers (as measured by dollar volume of sales) and the ten (10) largest suppliers (as measured by dollar volume of purchases) of the Company and its Subsidiaries (on a consolidated basis) for each of (i) the twelve-month period ended January 3, 2015 and (ii) the six month period ended July 4, 2015.

“Stockholder” shall mean any holder of Class A Common Stock or Class C Common Stock.

“Stockholder Representative Expense Amount” shall mean $500,000.

“Stockholder Representatives” shall have the meaning set forth in Section 10.14(a).

“Subsidiary” shall mean any corporation, partnership, joint venture, trust, limited liability company or other legal entity or any other person, whether incorporated or unincorporated, in which the Company owns, directly or indirectly, fifty percent (50%) or more of the capital stock or other equity interests (collectively, the “Subsidiaries”).

“Subsidiary Shares” shall have the meaning set forth in Section 3.02(b).

“Successor Stockholder Representative” shall have the meaning set forth in Section 10.14(d).

“Surrender Forms” means a Form W-8 or W-9, as applicable, and the Letter of Transmittal in the form attached hereto as Exhibit B.

“Surviving Corporation” shall have the meaning set forth in Section 1.03(a).

“Systems” shall have the meaning set forth in Section 3.11(g).

“Tax” or “Taxes” shall mean any federal, state, provincial, local or foreign income, branch, capital gains, ad valorem, capital, net worth, production, gross receipts, license, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs, duties, capital stock, real property, personal property, sales, use, transfer, franchise, profits, payroll, withholding, social security premiums (or similar), employer health, unemployment, disability, escheat or abandoned property, registration, value added, alternative or add-on minimum, government pension plan premiums and contributions, employment/unemployment insurance or compensation premiums and contributions, workers’ compensation premiums, goods and services tax/harmonized sales tax, estimated, or other tax, charge or levy of any kind whatsoever and any installment in respect thereof, including any interest, penalties or additions to tax attributable owing to any Governmental Authority in respect of the foregoing.

“Tax Return” shall mean any return, declaration, election, estimate, claim for refund, report, information return, statement or other document, including any schedule or attachment thereto, and any amendment or supplement thereof, required to be filed with any Taxing Authority.

“Taxing Authority” means any Governmental Authority having jurisdiction with respect to any Tax.

“Title IV Plan” shall have the meaning set forth in Section 3.13(d).

“Transaction Bonuses” means any bonuses (including change in control bonuses), severance or other payments that become payable by the Company or any of its Subsidiaries to a present or former director, officer, employee or consultant thereof in connection with the transactions contemplated hereby and as set forth on Schedule 1.04.

“Transaction Fees” shall mean, without duplication, all fees, expenses, charges and other payments (including fees, costs and expenses of legal counsel, accountants, investment bankers, experts, consultants, brokers and other representatives and consultants; appraisal fees, costs and expenses; and travel, lodging, entertainment and associated expenses) either incurred or payable by the Company or any of its Subsidiaries at or prior to the Closing but excluding in all cases amounts paid prior to September 5, 2015 in connection with the consummation of the transactions contemplated by this Agreement, otherwise relating to the sale or potential sale of the Company and its Subsidiaries or relating to the disposition of the Disposed Business and the Phoenix Color Agreement (excluding any working capital adjustment payment that may arise under the Phoenix Color Agreement), including, but not limited to, (i) all fees and expenses of legal counsel and investment bankers of the Company and its Subsidiaries, (ii) all Transaction Bonuses, (iii) any amounts due to the Stockholder Representatives or its Affiliates in respect of any management fees, the termination of any management agreement or any deal success fees or reimbursable expenses and (iv) without duplication, the actual fees and expenses associated with all line items listed on Schedule 1.04 under Maximum Transaction Fees Amount. For the avoidance of doubt, it is understood that (i) this definition shall not include any fees or expenses incurred by Parent or Merger Sub or any of their financial advisors, attorneys, accountants, advisors, consultants or other representatives or financing sources, regardless of whether any such fees or expenses may be paid by the Company or any of its Subsidiaries or any premiums (or other breakage costs) payable upon prepayment or redemption of or tender for any Closing Indebtedness and (ii) this definition shall not include the payments made prior to the date hereof as set forth on items 2, 6 and 11 on Schedule 3.14.

“Transaction Fees Deficiency Amount” shall have the meaning set forth in Section 1.04(g)(iii).

“Transfer Taxes” shall mean all sales, use, transfer, documentary, stamp, registration, value added and other similar Taxes and fees incurred in connection with the transactions contemplated by this Agreement.

“Treasury Regulations” shall mean the income tax regulations promulgated by the United States Department of Treasury pursuant to the Code, as amended from time to time.

“Trustee” shall have the meaning set forth in Section 6.15.

“Unresolved Other Pending Claim” shall have the meaning set forth in Section 1.04(b).

“Unresolved Special Indemnification Pending Claim” shall have the meaning set forth in Section 1.04(b).

“V Sub” shall have the meaning set forth in Section 3.09(a).

“V Sub Audited Financial Statements” shall have the meaning set forth in Section 3.09(a).

“V Sub Financial Statements” shall have the meaning set forth in Section 3.09(a).

“V Sub Unaudited Financial Statements” shall have the meaning set forth in Section 3.09(a).

“Working Capital” shall mean as of a specified date or time, in each case determined in accordance with GAAP and the accounting policies, principles, practices and methodologies used in preparation of the V Sub Audited Financial Statements (i) Cash, net accounts receivable, net inventories, net salesperson overdrafts, prepaid and each of the other line items listed as current assets listed on Schedule 3.09(h) (but excluding income Tax assets (whether current or deferred), minus (ii) the portion of Indebtedness under the revolving credit facility under the Credit Agreement (excluding the revolver commitment fees and revolver letter of credit fees under the revolving credit facility under the Credit Agreement), accounts payable, current accrued employee compensation and related Taxes, commissions payable and each of the other line items listed as current accrued liabilities listed on Schedule 3.09(h) (but excluding Indebtedness (other than the portion of Indebtedness under the revolving credit facility under the Credit Agreement), income Tax liabilities (whether current or deferred) and liabilities constituting Transaction Fees), of the Company and its Subsidiaries on a consolidated basis.